     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1998


                                                      REGISTRATION NO. 333-55935

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              DATALINK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           MINNESOTA                            7373                            41-0856543
   (STATE OR JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------
                          7423 WASHINGTON AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55439
                                 (612) 944-3462
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                 GREG R. MELAND
                            CHIEF EXECUTIVE OFFICER
                              DATALINK CORPORATION
                          7423 WASHINGTON AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55439
                                 (612) 944-3462
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

           JEFFREY C. ROBBINS, ESQ.                            JAMES C. MELVILLE, ESQ.
             PAUL L. SCHULTZ, ESQ.                              MARY S. GIESLER, ESQ.
            MESSERLI & KRAMER P.A.                        KAPLAN, STRANGIS AND KAPLAN, P.A.
      150 SOUTH FIFTH STREET, SUITE 1800                 90 SOUTH SEVENTH STREET, SUITE 5500
         MINNEAPOLIS, MINNESOTA 55402                       MINNEAPOLIS, MINNESOTA 55402
           TELEPHONE: (612) 672-3600                          TELEPHONE: (612) 375-1138

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED
                                                                        MAXIMUM                AMOUNT OF
                                                                       AGGREGATE              REGISTRATION
              TITLE OF SHARES TO BE REGISTERED                     OFFERING PRICE(1)             FEE(2)
------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value..............................          $32,890,000              $9,703.00
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

(2) The Registrant previously paid the registration fee with a prior filing of the Registration Statement.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 16, 1998


PROSPECTUS
                                2,600,000 Shares

                                 DATALINK LOGO

                                  Common Stock

                               ------------------

     All of the 2,600,000 shares of Common Stock offered hereby are being offered by Datalink Corporation ("Datalink" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "DTLK."
                               ------------------

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                 UNDERWRITING
                                       PRICE TO                 DISCOUNTS AND                PROCEEDS TO
                                        PUBLIC                  COMMISSIONS(1)                COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share..................               $                           $                           $
---------------------------------------------------------------------------------------------------------------
Total(3)...................               $                           $                           $
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $500,000.

(3) The Company and a selling stockholder have granted to the Underwriters a 30-day option to purchase up to 320,000 and 70,000 additional shares of Common Stock, respectively, on the same terms per share solely to cover over-allotments, if any. The Company will not receive any proceeds from the sale of shares by the selling stockholder. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $       , $       and $       , respectively.
    See "Underwriting."
                               ------------------

     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made in New York, New York, on or about           , 1998.
                               ------------------

Needham & Company, Inc.

                       CRUTTENDEN ROTH INCORPORATED LOGO

                                                    John G. Kinnard and Company,


                                                        Incorporated


             The date of this Prospectus is                , 1998.

                                   [PICTURES]


     Inside Front Cover: Caption which reads as follows: "Access to and Management of Data is Increasingly Critical and Represents a Key Competitive Advantage." Datalink Logo at bottom center of page.



     Gatefold layout: Pictures arranged within three circles depicting the links between the Company's products and services and its customers' needs. Captions within the pictures depicting the services provided by the Company read as follows: "Analysis," "Technical Support," "Training," "Installation," "Maintenance, "Integration" and "Design." Captions outside of circles read as follows: "An Extensive Product Line" and "Serving a Wide Range of Industries." Caption at bottom of page will read as follows: "Datalink is an Independent Storage Solutions Provider that Matches The Best of Breed Products With Technical Expertise and Comprehensive Services and Support to Meet Each Customer's Unique Needs."


                               ------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT, STABILIZING BIDS AND PURCHASES, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified or the context otherwise requires, shares and per share information contained in this Prospectus gives effect to the 690-for-1 stock split effected by the Company in June 1998. Unless otherwise indicated, the information in this Prospectus does not give effect to (i) 200,000 shares of Common Stock issued in connection with the acquisition of Direct Connect Systems, Inc.; (ii) 950,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 332,500 shares of Common Stock reserved for issuance upon the exercise of stock options to be granted under the Incentive Compensation Plan contemporaneously with the closing of this offering; (iii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iv) 320,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. Further, unless otherwise specifically indicated, references to the Company do not include its newly acquired subsidiary, Direct Connect Systems, Inc. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the heading "Risk Factors," which investors should carefully consider. See "Recent Development."


                                  THE COMPANY

     Datalink Corporation ("Datalink" or the "Company") analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems data storage solutions for end-users, value-added resellers ("VARs") and original equipment manufacturers ("OEMs"). The Company has developed engineering, sales and support capabilities to become an expert in applying the best available storage technologies manufactured by the leading data storage hardware and software companies to solve its customers' growing data storage needs. These technologies include hard disk, RAID, magnetic tape, CD-ROM and optical products. The Company also matches storage management software technologies, including backup and recovery, archive, high availability and near on-line storage to the specific needs of its customers. The Company's net sales have grown from $24.1 million in 1993 to $71.3 million in 1997, a 31% annual compound growth rate, and the Company's Subchapter S corporation net income has grown from $1.0 million to $6.1 million, a 56% annual compound growth rate, over the same period.


     With the ongoing introduction of more advanced and powerful computers, application software developers have introduced powerful, easier to use, graphically oriented, memory intensive software packages. These software applications have resulted in the enterprise-wide automation of an increasing number of mission-critical business applications, including on-line transaction processing, the Internet, intranets, pre-press, multimedia, imaging and data warehousing. This automation has expanded the need for on-line storage, uninterrupted access to data and fail-safe methods to backup and archive such data. Accordingly, several independent market research firms have projected significant growth over the next several years for the markets addressed by the Company. According to Dataquest, Inc., an independent market research firm, the worldwide RAID storage market for UNIX and Windows NT operating platforms was approximately $12.8 billion in 1997 and is expected to grow at an annual compound rate of 24% to approximately $37.0 billion by 2002. According to Strategic Research Corp., an independent market research firm ("SRC"), the worldwide market for tape automation backup storage products was approximately $1.6 billion in 1996 and is expected to grow at an annual compound rate of 18% to approximately $4.4 billion by 2002. According to SRC, the worldwide storage management software market was approximately $1.4 billion in 1997 and is expected to grow at an annual compound rate of 31% to approximately $3.0 billion by 2000. Datalink competes in and has a minor share of the domestic segments of these markets.


     The need to distribute mission-critical data across an enterprise has led organizations to increasingly rely upon complex Open Systems computing platforms that link multiple application, file, database and communications servers of differing vendors to networked computers. Despite this growing complexity, corporate downsizing has led organizations to reduce their MIS staffs and has led hardware and software suppliers to reduce their sales and marketing forces. As a result of their more limited internal resources, organizations and suppliers are turning to external providers, such as the Company, to research, design, implement and support information storage solutions that incorporate the best available hardware and software technologies.

     The Company's storage solutions are designed to provide its customers with the optimal combination of performance, capacity, high availability, disaster recovery, multi-platform support, permanence, scalability, centralized management and cost. For end-users and VARs, Datalink's technical sales and engineering teams assess each customer's information and storage retrieval requirements and then design, integrate, install and support information storage solutions incorporating the best available hardware and software products on the market. For OEMs, Datalink's design and application engineers custom design and test storage subsystems which the Company assembles for integration into the OEM's own products.

     Datalink's customers are located throughout the United States and span a diverse group of data-intensive industries, including computer technology, consumer products, education, financial services, government, health care, insurance, professional services, telecommunications, transportation and utilities. The Company's customers include Abbott Laboratories, American Express Company, Andersen Worldwide, S.C., The Boeing Company, Dominion Resources, Inc., Gateway 2000, Inc., GE Medical Systems, Grand Metropolitan PLC, The Kemper Insurance Companies, KPMG Peat Marwick L.L.P., Lucent Technologies, Inc., the National Aeronautics Space Administration and the University of Chicago. Datalink's broad industry experience enables the Company to understand application and business issues specific to its customers and to design and implement appropriate storage solutions.

     The Company believes it differentiates itself from its competitors in several ways. Because of Datalink's established, strong relationships with the major information storage hardware and software suppliers, the Company often participates in suppliers' new product development, evaluation, introduction, marketing and quality control programs. The Company also believes that the longevity of service of its engineering staff and sales force is a key factor to earning and retaining the trust and confidence of the Company's customers and suppliers. Sales to existing customers has exceeded 77% of the Company's net sales in each of the last three years. Datalink further differentiates itself by being an ISO 9001 registered organization that utilizes such standards to consistently maintain high quality design, development, integration and assembly, installation and service processes.


     The Company's objective is to grow at a rate exceeding that of the industry and enhance its position as a leading independent Open Systems storage solutions provider. To achieve its objective, Datalink intends to build upon its record of successfully addressing the evolving information storage management needs of its customers. Key elements of the Company's business strategy are to (i) broaden relationships with existing customers and leverage the Company's market presence to attract new customers; (ii) continue to develop leading-edge storage solutions for customers; (iii) expand its offering of professional consulting services; (iv) expand geographically through internal growth and potential acquisitions; and (v) maintain and continually improve the Company's high standards for superior technical and sales service and support. The Company's senior management team, which has worked together since 1991, has assembled an experienced team of professionals to execute the Company's business strategy.


     The Company was incorporated in Minnesota in 1963 under the name Stan Clothier Co., Inc. In April 1987, the Company changed its name to Datalink Corporation. The Company's executive offices are located at 7423 Washington Avenue South, Minneapolis, Minnesota 55439. Datalink's telephone number is (612) 944-3462.

                               RECENT DEVELOPMENT


     On July 15, 1998, the Company acquired Direct Connect Systems, Inc. ("DCSI"), a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data storage solutions principally for end-users located in the Southeastern portion of the United States. In addition to its Marietta headquarters, DCSI has field sales offices in Herndon, Virginia, Charlotte, North Carolina, and Melbourne and Tampa, Florida.



     Under the terms of the acquisition, the Company acquired all of DCSI's capital stock in exchange for $2 million cash and 200,000 shares of the Company's Common Stock, subject to certain post-closing adjustments. DCSI's key employees were also paid $500,000 in the aggregate under noncompetition agreements.


                                  THE OFFERING

Common Stock offered by the Company.....     2,600,000 shares


Common Stock to be outstanding after
this offering...........................     9,700,000 shares(1)(2)



Use of Proceeds.........................     The net proceeds to the Company
                                             from this offering will be used to
                                             (i) distribute to the current
                                             stockholders the previously taxed,
                                             but undistributed, S corporation
                                             earnings estimated at $8.9 million
                                             had the termination occurred on
                                             June 30, 1998; (ii) repay certain
                                             outstanding indebtedness of
                                             approximately $2.8 million and
                                             (iii) fund the Company's growth and
                                             expansion plans, including
                                             potential acquisitions, working
                                             capital and other general corporate
                                             purposes. See "Use of Proceeds."


Proposed Nasdaq National Market
Symbol..................................     DTLK
------------

(1) Includes 200,000 shares of Common Stock issued to the stockholders of DCSI which will be adjusted if the initial public offering price is not $10.00. See "Recent Development."



(2) Excludes (i) 950,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 332,500 shares of Common Stock reserved for issuance upon the exercise of options to be granted under the Incentive Compensation Plan contemporaneously with the closing of this offering, (ii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 320,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. See "Management -- Stock Incentive Plans" and "Underwriting."

                             SUMMARY FINANCIAL DATA


                                                                                                     SIX MONTHS
                                                                                                       ENDED
                                                        YEAR ENDED DECEMBER 31,                       JUNE 30,
                                          ---------------------------------------------------    ------------------
                                           1993       1994       1995       1996       1997       1997       1998
                                           ----       ----       ----       ----       ----       ----       ----
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.............................    $24,146    $32,333    $38,048    $54,652    $71,255    $31,265    $36,627
Cost of sales.........................     19,405     25,907     30,356     42,872     55,719     24,462     27,644
                                          -------    -------    -------    -------    -------    -------    -------
  Gross profit........................      4,741      6,426      7,692     11,780     15,536      6,803      8,983
                                          -------    -------    -------    -------    -------    -------    -------
Operating expenses:
  Sales and marketing.................      1,495      1,891      2,487      3,607      5,191      2,187      3,055
  General and administrative..........      1,764      1,912      2,118      2,382      3,010      1,386      1,713
  Engineering.........................        269        343        467        633        926        493        691
                                          -------    -------    -------    -------    -------    -------    -------
Total operating expenses..............      3,528      4,146      5,072      6,622      9,127      4,066      5,459
                                          -------    -------    -------    -------    -------    -------    -------
Operating income......................      1,213      2,280      2,620      5,158      6,409      2,737      3,524
Interest expense, net.................        192        243        306        286        333        166        105
                                          -------    -------    -------    -------    -------    -------    -------
Net income(1).........................    $ 1,021    $ 2,037    $ 2,314    $ 4,872    $ 6,076    $ 2,571    $ 3,419
                                          =======    =======    =======    =======    =======    =======    =======
Historical net income per share, basic
  and diluted.........................    $  0.15    $  0.30    $  0.34    $  0.71    $  0.88    $  0.37    $  0.50
                                          =======    =======    =======    =======    =======    =======    =======
Weighted average shares outstanding,
  basic and diluted...................      6,900      6,900      6,900      6,900      6,900      6,900      6,900
                                          -------    -------    -------    -------    -------    -------    -------
Pro forma income taxes(2).............                                                  2,430      1,028      1,333
                                                                                      -------    -------    -------
Pro forma net income..................                                                $ 3,646    $ 1,543    $ 2,086
                                                                                      =======    =======    =======
Pro forma net income per share, basic
  and diluted(3)......................                                                $  0.46    $  0.20    $  0.27
                                                                                      =======    =======    =======
Shares used in computing pro forma
  net income per share(3).............                                                  7,854      7,854      7,854



                                                                     AS OF JUNE 30, 1998
                                              -----------------------------------------------------------------
                                                                                 PRO FORMA
                                                             --------------------------------------------------
                                                             TERMINATION OF    TERMINATION OF
                                                                  PUT          S CORPORATION
                                                ACTUAL         OPTIONS(4)        STATUS(5)       AS ADJUSTED(6)
                                              -----------    --------------    --------------    --------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash......................................      $   349         $   349           $   349           $12,337
Working capital...........................        7,184           7,184            (1,447)           22,233
Total assets..............................       19,695          19,695            19,937            31,925
Common stock subject to put option........       16,174              --                --                --
Stockholders' equity (deficiency).........       (7,304)          8,870               242            23,922


------------
(1) For the periods presented, the Company was an S corporation and, accordingly, was not subject to federal and state income taxes.
(2) Pro forma income taxes have been computed as if the Company was subject to federal and state income taxes for the periods presented, based on the tax laws in effect during those periods. See Notes 2 and 3 of the Notes to the Company's Financial Statements.

(3) Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price (after deducting the underwriting discount) to fund a distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings, estimated at $8.9 million had the termination occurred on June 30, 1998. The Company does not have any common stock equivalents. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Financial Statements.

(4) Adjusted to give pro forma effect to the reclassification of the Company's Common Stock subject to put option into stockholders' equity, reflecting termination of these put options upon the closing of this offering. See "Termination of S Corporation Status and Put Option and Dividend Policy" and
    Note 9 of the Notes to the Company's Financial Statements.

(5) Adjusted to give pro forma effect upon the closing of this offering to (i) the pro forma adjustment described in (4) above, (ii) a final S corporation distribution payable to the current stockholders, representing all previously taxed, but undistributed, S corporation earnings, estimated at $8.9 million had the termination occurred on June 30, 1998 and (iii) a net deferred tax asset which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $242,000 had such termination occurred on March 31, 1998. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Financial Statements.

(6) Adjusted to give effect to (i) the pro forma adjustments described in (5) above and (ii) the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements, including the plans and objectives of management for the business, operations and economic performance of the Company. The forward-looking statements and associated risks set forth in this Prospectus may include or relate to, among other things, the ability of the Company to maintain its close working relationships with its suppliers, expand its customer base, consummate strategic acquisitions of businesses and integrate such acquisitions into the Company's operations, the projected growth in the market for data storage solutions and competition. These forward-looking statements may be identified by qualifiers such as "intends," "believes" and "anticipates," among other terms. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Further, and in addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business prospects before purchasing shares offered by this Prospectus.

DEPENDENCE ON SUPPLIER RELATIONSHIPS

     The Company relies on its relationships with its suppliers to provide access to products and new technology necessary to design and implement leading-edge storage solutions for its customers. The Company does not have long-term contracts with any of its suppliers and relies upon a limited number of suppliers for several key products and components. For example, the Company purchases disk drives manufactured primarily by Quantum Corporation ("Quantum") and Seagate Technology, Inc. ("Seagate"), digital linear tape products manufactured primarily by Storage Technology Corporation, Quantum and ATL Products, Inc. and redundant array of independent disks ("RAID") products manufactured primarily by CLARiiON, a division of Data General Corporation. The Company's reliance on its suppliers involves several risks, including an inadequate supply of required products and components, price increases, late deliveries and poor product and component quality. These risks are particularly significant with respect to the Company's suppliers of disk drives because, in order to meet product performance requirements, the Company must obtain disk drives with extremely high quality and capacity. In addition, there is currently a significant market demand for disk drives, tape drives and RAID controllers, and from time to time the Company may experience product and component shortages, selective supply allocations and increased prices of such products and components. Although to date the Company has been able to purchase its requirements of such products and components, there can be no assurance that the Company will be able to obtain its full requirements of such products and components in the future or that prices of such products and components will not increase. In addition, there can be no assurance that problems with respect to quantity and quality of such products and components and timeliness of deliveries will not occur. Disruption or termination of the supply of products and components from suppliers for any reason could delay shipments of the Company's products and could have a material adverse effect on the Company's business, operating results or financial condition. See "Business -- Business Strategy" and "-- Products."

COMPETITION

     The market for Open Systems storage is intensely competitive. The Company competes primarily with traditional suppliers of computer systems such as Compaq Computer Corporation ("Compaq"), Digital Equipment Corporation ("Digital"), Hewlett-Packard Company ("Hewlett-Packard"), International Business Machines Corp. ("IBM"), Silicon Graphics, Inc. ("Silicon Graphics") and Sun Microsystems, Inc. ("Sun"), which market storage systems as well as other computer products. The Company also competes with independent storage system suppliers to the high-end Open Systems market, including Box Hill Systems Corp., EMC Corporation, MTI Technology Corporation and numerous VARs, resellers, distributors and consultants. In addition, the Company's customers and prospective customers may elect to develop in-house storage systems expertise.

     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company and, as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products than the Company or to deliver competitive products at a lower end-user price. Some of the Company's competitors include its suppliers, who may dedicate or acquire greater sales and marketing resources in the future to provide Open Systems storage solutions than at present and could terminate their relationships with the Company. Other suppliers may also enter the market and compete with the Company. The Company expects competition will increase as a result of industry consolidation. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Business -- Competition."

COMPETITIVE PRICING

     Competitive pricing pressures in the data storage market have had and may have an adverse effect on the Company's business, operating results or financial condition. There also has been, and may continue to be, a willingness on the part of certain large competitors to reduce prices in order to preserve or gain market share, which cannot be foreseen by the Company. The Company believes that pricing pressures are likely to continue as competitors develop more competitive product offerings. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company's future operating results depend in significant part upon the continued contributions of its executive officers, other key management and sales, engineering and other technical personnel, many of whom would be difficult to replace. In particular, the Company is highly dependent upon the services of Greg R. Meland, Chief Executive Officer; Robert D. DeVere, Chief Financial Officer; Scott D. Robinson, Vice President of Engineering and Stephen
M. Howe, Vice President of Sales. The Company does not have employment, noncompetition or nondisclosure agreements with any of its officers or employees. Accordingly, the Company's employees may voluntarily terminate their employment with the Company at any time. The loss of any employee who is critical to the Company's success could have a material adverse effect on the Company's business, operating results or financial condition. In addition, the Company's future operating results depend in part upon its ability to attract, train, retain and motivate qualified management, technical, sales and support personnel for its operations. Competition for qualified employees in the data storage industry, and particularly with respect to engineers with Open Systems storage solutions experience, is intense. Competitive factors that could affect the Company's ability to attract and retain such personnel include compensation, benefits, equity incentives and geographic location. There can be no assurance that the Company will be successful in attracting or retaining such key personnel, and the failure of the Company to recruit and retain additional key personnel could materially and adversely affect the Company's business, operating results or financial condition. See "Business -- Technical Services."

MANAGEMENT OF GROWTH

     The Company's growth and expansion may place a significant strain on the Company's administrative, operational and financial resources and increase demands on the Company's professional and technical services, assembly, integration, sales and marketing and customer service and support functions, especially as the Company attempts to expand its geographic reach. To manage its growth effectively, the Company will need to hire, train, motivate and manage new management, technical, sales and administrative employees. In connection with its planned geographic expansion, the Company will incur travel, telecommunications and other incremental costs, as well as increased human resource costs. The failure by the Company to generate sufficient revenues to offset the costs of geographical expansion could have a material adverse effect on the Company's business, operating results or financial condition. If the growth in demand for products and services offered by the Company increases at a significantly higher rate than anticipated, the Company may lack the technical services and capacity necessary to satisfy such demand in a timely fashion, and its customers may experience delivery delays or interruptions in technical service and support. This risk may be exacerbated by the fact that the Company does not have long-term purchase agreements with suppliers and may not have sufficient inventory levels to support customer demand. There can be no assurance that the Company will be able to manage expansion successfully or that the Company's infrastructure, including but not limited to its systems, procedures and controls, will be adequate to support such expansion. In addition, there can be no assurance that the Company will be able to achieve commercial success and maintain client service and support in a geographically expanded area of operations at levels that it historically achieved and provided in its current geographical areas. Failure to manage growth may have a material adverse effect on the Company's business, operating results or financial condition. See "Business -- Business Strategy."

RAPID TECHNOLOGICAL CHANGE

     The Open Systems storage market in which the Company operates is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Customer preferences in that market are difficult to predict. As an independent solutions provider, the Company is dependent upon its suppliers' hardware, software and interface products to meet the needs of the Company's customers. The introduction of products embodying new technologies by the Company's competitors and the emergence of new industry standards could render hardware, software and interface products currently marketed by the Company obsolete and unmarketable. The Company's success will depend upon its ability to address the increasingly sophisticated needs of its customers and to identify and introduce, on a timely basis, new competitive products and applications of existing and new suppliers (including new software and enhancements to existing software) that keep pace with technological developments and emerging industry standards. There can be no assurance that the Company will be successful in identifying, managing, developing, integrating or assembling and marketing product enhancements or new products of its suppliers that respond to technical change or evolving industry standards, that the Company and its suppliers will not experience difficulties that could delay or prevent the successful development, introduction or marketing of such products or that its suppliers' new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Further risks inherent in its suppliers' new product introductions include the uncertainty of price performance relative to products of competitors, including competitors' responses to these new product introductions. The Company's business, operating results or financial condition could be materially and adversely affected if the Company or its suppliers were to be unsuccessful, or to incur significant delays, in developing and introducing new products or enhancements. See "Business -- Products."

RISKS ASSOCIATED WITH ACQUISITIONS


     The Company intends to pursue strategic acquisitions of businesses that either expand or complement its business, such as the recently completed acquisition of DCSI. A substantial portion of the Company's capital resources, including a portion of the proceeds from this offering, could be used for acquisitions. The Company will evaluate specific acquisition opportunities based on prevailing market and economic conditions. Acquisitions could result in the integration of dissimilar operations or assets, assimilation of new employees, diversion of management time and resources, increases in administrative costs, potential loss of key employees of an acquired company and additional costs associated with obtaining any necessary financing. These factors and the Company's lack of experience in negotiating, consummating and integrating acquisitions could adversely affect the Company's business, operating results or financial condition. This risk may be compounded by the Company's geographic expansion or product diversification. Acquisitions also could result in dilution to existing stockholders, including those purchasing shares of Common Stock in this offering. The Company may encounter increased competition for acquisitions in the future, which could result in acquisition prices that the Company does not consider acceptable. An increase in acquisition prices could adversely affect the Company's acquisition strategy. There can be no assurance that the Company will be able to identify suitable acquisition candidates at acceptable prices or succeed in integrating any acquired business into the Company's existing business or in retaining key customers of acquired businesses. There also can be no assurance that the Company will have or be able to obtain sufficient capital to execute its acquisition strategy. See "Prospectus Summary -- Recent Development," "Use of Proceeds" and "Business -- Business Strategy."

FLUCTUATIONS IN OPERATING RESULTS

     The Company may experience significant fluctuations in future annual and quarterly operating results because of a number of factors including, among other things, the size and timing of customer orders, new product introductions by suppliers and the market acceptance thereof, delays in product shipments or other quality control difficulties, the ability of the Company to integrate any acquired businesses, product returns, seasonality in storage system product purchases, trends in the Open Systems storage industry in general, the geographic and industry specific markets in which the Company is presently active, or may be in the future, and the opening of new sales offices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

BROAD DISCRETION IN APPLICATION OF PROCEEDS


     The Company has not designated any specific use for approximately $12.0 million of the net proceeds to the Company from the sale of Common Stock described in this Prospectus (assuming an initial public offering price of $10.00 per share). The Company intends to use these net proceeds to fund its growth and expansion, to increase the Company's working capital and for general corporate purposes which the management of the Company will determine from time to time. Accordingly, the Board of Directors and management of the Company will have significant flexibility in applying such remaining proceeds of this offering. The failure of the Company's management to use such funds effectively could have a material adverse effect on the Company's business, operating results or financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


PRIOR S CORPORATION STATUS AND DISTRIBUTION TO CURRENT STOCKHOLDERS

     The Company historically has been treated as an S corporation for federal and state income tax purposes. Unlike a C corporation, an S corporation is generally not subject to income tax at the corporate level; instead, the S corporation's income is taxed on the personal income tax returns of its stockholders. The Company's status as an S corporation will terminate upon the closing of this offering. If S corporation status were denied for any periods prior to this termination by reason of a failure to satisfy the S corporation election or eligibility requirements of the Internal Revenue Code, as amended (the "Code"), the Company would be subject to tax on its income as if it were a C corporation for those periods.


     In connection with the termination of the Company's S corporation status, the Company intends to make a distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings of the Company. As of June 30, 1998, this amount was approximately $8.9 million. The Company will adjust the actual amount of the distribution to reflect the taxable income and any stockholder distributions from July 1, 1998 through the termination of the S corporation status upon the closing of this offering. Purchasers of Common Stock in this offering will not receive any of this distribution. See "Use of Proceeds," "Termination of S Corporation Status and Put Option and Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 12 of the Notes to the Company's Financial Statements.


THIRD PARTY YEAR 2000 COMPLIANCE

     In connection with the approach of the Year 2000, industry experts have predicted a variety of adverse consequences, including catastrophic system failures, that may result from organizations' computer systems having been programmed to record and process year dates by two, rather than four, digits. Although the Company believes that its new computer system will not experience any Year 2000 problems, it cannot predict whether its suppliers, customers and other organizations with whom the Company conducts business will in a timely fashion bring their computer systems or product offerings into Year 2000 compliance. If the Company's suppliers or customers fail to complete any required Year 2000 remediation of their computer systems or product offerings, the Company could suffer delays in product delivery or in processing of payments owed to the Company. In addition, if any products or components sold by the Company to its customers were to fail, the Company could be liable to its customers for damages and costs to the extent that the Company's suppliers do not cover such liability. Any such Year 2000 failures could have a material adverse effect on the Company's business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WARRANTY EXPOSURE

     Products offered by the Company may contain defects in hardware, software or workmanship that remain undetected or that may not become apparent until after commercial shipment. Any loss or delay in customer or market acceptance attributable to such defects or any material replacement or repair expenses due to any such defects could have a material adverse effect on the Company's business, operating results or financial condition.

     As a solutions provider, the Company supports and administers the pass-through of its suppliers' own standard warranties which run from one to five years. The Company contracts with a number of its suppliers and other independent service organizations to provide on-site maintenance and repair services. If a supplier were to fail to meet its warranty obligations to the Company, the Company might be liable to its customers. There can be no assurance that suppliers will be willing or able to honor their warranties, that the Company may not incur its own warranty costs or that the Company's repair and maintenance subcontractors will perform their services in a timely and proper manner. See "Business -- Technical Services."

RESTRICTIONS ON DIVIDENDS


     Other than the planned S Corporation distribution, the Company does not anticipate paying any dividends in the foreseeable future. In addition, the Company's credit agreement with Norwest Bank Minnesota, N.A. (the "Credit Agreement"), prohibits the Company from paying dividends to its stockholders. Accordingly, investors who have a need for current income should not purchase the shares offered hereby.


DILUTION

     Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution of $7.48 per share, or 74.8%, in the net tangible book value per share of Common Stock from the assumed initial public offering price of $10.00 per share. If the Company issues additional shares of capital stock for any reason, purchasers of the shares offered hereby may incur additional dilution. See "Dilution."

CONTROL BY CURRENT STOCKHOLDERS


     Immediately following this offering, the current stockholders of the Company, including the former DCSI stockholders, will beneficially own approximately 73.2% of the outstanding Common Stock (approximately 70.2% if the Underwriters' over-allotment option is exercised in full). As a result, the ten current stockholders will continue to be able to elect the entire Board of Directors and to control the outcome of all other matters requiring stockholder approval. Such voting concentration may have the effect of delaying or preventing a change in management or control of the Company. See "Recent Development" and "Principal Stockholders."


ABSENCE OF PRIOR PUBLIC MARKET FOR THE COMMON STOCK; POTENTIAL VOLATILITY OF TRADING PRICE

     Prior to this offering, there has been no public market for the Common Stock. Although the Company has applied for the quotation and trading of the Common Stock on the Nasdaq National Market, there can be no assurance that an active public market will develop or that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to this offering. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. See "Underwriting."

     The market price of the Common Stock may be volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technical innovations, new products or services by the Company, its suppliers or its competitors, changes in estimates by securities analysts of the Company's future financial performance, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations which, in no relationship to operating performance, have adversely affected the market prices of securities of some companies.

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock after this offering could adversely affect the market price of the Common Stock. Although only the 2,600,000 shares (2,990,000 shares if the Underwriters' over-allotment option is exercised in full) being sold in this offering will be available for sale in the public market immediately after the offering, 6,900,000 shares of Common Stock owned by six current stockholders will be eligible for sale in the public market beginning 180 days after the date of this Prospectus, subject to the volume and manner of sale limitations imposed by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Rule 144 generally provides that beneficial owners of Common Stock who have held such Common Stock for one year may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Future sales of restricted Common Stock under Rule 144 could negatively impact the market price of the Common Stock. Pursuant to the terms of the underwriting agreement between the Company and the Representatives of the Underwriters, Common Stock owned by the six current stockholders, as well as option holders, may not be sold for 180 days from the date of this Prospectus, but Needham & Company, Inc. may waive this requirement. See "Shares Eligible for Future Sale."


UNDESIGNATED SHARES; CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Amended and Restated Articles of Incorporation authorize the issuance of 50 million undesignated shares. The Company's Board of Directors has the authority to issue any or all of the undesignated shares, including the authority to establish the rights, preferences and classes of the undesignated shares, without stockholder approval. In addition, the Company is subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. These provisions may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board of Directors. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 2,600,000 shares of Common Stock offered by the Company hereby at an assumed initial offering price of $10.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses, are estimated to be approximately $23.7 million ($26.7 million if the Underwriters' over-allotment option is exercised in full). In addition to the purposes set forth below, this offering is intended to provide a public market for Datalink's Common Stock and to facilitate future access to the public capital markets. The Company anticipates that it will use the net proceeds approximately as follows:


                APPLICATION OF NET PROCEEDS                        AMOUNT
                ---------------------------                        ------
Distribution of S corporation earnings to the current
  stockholders..............................................    $ 8.9 million
Repayment of certain indebtedness...........................      2.8 million
Growth and expansion, working capital and general corporate
  purposes..................................................     12.0 million
                                                                -------------
Total.......................................................    $23.7 million
                                                                =============



     The Company plans to use a portion of the net proceeds of this offering to fund the final S corporation distribution to the current stockholders. This distribution will constitute all of the previously taxed, but undistributed, S corporation earnings. As of June 30, 1998, such earnings were approximately $8.9 million. See "Termination of S Corporation Status and Put Option and Dividend Policy." See Note 12 of the Notes to the Company's Financial Statements.



     The Company also intends to use a portion of the net proceeds of this offering to repay all borrowings under the Credit Agreement. As of June 30, 1998, the balance under the Credit Agreement was $2.8 million. The Company will have up to $10.0 million available under the Credit Agreement following the offering subject to limitations based on percentages of eligible accounts receivable and inventories. Upon the closing of this offering, the borrowings under the Credit Agreement will bear interest at the bank's reference rate; however, the Company may periodically borrow funds under the Credit Agreement at LIBOR plus 1.95%. The Credit Agreement terminates on May 31, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of the Notes to the Company's Financial Statements.



     Approximately $12.0 million of the net proceeds of this offering will be used to fund the Company's growth and expansion plans and for working capital and general corporate purposes. As part of its growth and expansion plans, the Company intends to pursue strategic acquisitions that either expand or complement its business. See "Business -- Business Strategy."


     Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

     TERMINATION OF S CORPORATION STATUS AND PUT OPTION AND DIVIDEND POLICY

     In January 1988, the Company elected to be treated as an S corporation and since then has been, and through the closing date of the offering will be, subject to taxation under Subchapter S of the Code and comparable state tax regulations. As a result, the Company's earnings have been taxed for federal and state income tax purposes directly to the stockholders rather than to the Company. Upon conversion from S corporation to C corporation status, the Company will become subject to federal and state corporate income taxes.


     In connection with the termination of the Company's S corporation status upon the closing of this offering, the Company will make a distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings of the Company. As of June 30, 1998, such earnings were approximately $8.9 million. The actual amount of the distribution will be adjusted to reflect the taxable income and any stockholder distributions from July 1, 1998 through the termination of the S corporation status. Following the termination of its S corporation status, the Company will record a net deferred tax asset on its balance sheet which will ultimately increase retained earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and Note 12 of the Notes to the Company's Financial Statements.



     The Company and six of its current stockholders entered into a Stock Purchase Agreement (the "Stock Purchase Agreement') effective April 1, 1992 that restricts the right of stockholders to dispose of or encumber any shares of the Company's Common Stock and dictates the terms for transfer of the shares. The Stock Purchase Agreement originally provided that upon the death, disability or termination of employment, each stockholder is required to put his shares to the Company and the Company is obligated to purchase all shares owned by that stockholder at a price determined pursuant to the terms of the Stock Purchase Agreement. In November 1996, the Stock Purchase Agreement was amended to allow a retired stockholder to retain his shares until the retired stockholder or his legal representative exercises the put option which requires the Company to purchase his shares, or until such stockholder's death. Because the Company's Common Stock is subject to these put options, the accreted value of the Common Stock (determined pursuant to the terms of the Stock Purchase Agreement) has been excluded from stockholders' equity. The Stock Purchase Agreement, including the put options, will be terminated contemporaneously with the closing of this offering. See "Selected Historical and Pro Forma Financial Data," "Capitalization" and Notes 3 and 9 of the Notes to the Company's Financial Statements.


     The Company currently intends to retain any net income for use in its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future other than in connection with the termination of the Company's S corporation status. Any future declaration and payment of dividends will be subject to the discretion of the Company's Board of Directors, will be subject to applicable law and will depend upon the Company's results of operations, earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. In addition, the Credit Agreement prohibits the Company from paying dividends to C corporation stockholders.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of June 30, 1998, on an actual basis, on a pro forma basis to give effect to the termination of the put options on the Company's Common Stock, on a pro forma basis to give effect to the termination of the Company's S Corporation status and on a pro forma basis as adjusted to give effect to the sale of the 2,600,000 shares of Common Stock offered by the Company hereby based upon an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto appearing elsewhere in this Prospectus.



                                                                   AS OF JUNE 30, 1998
                                                 -------------------------------------------------------
                                                                             PRO FORMA
                                                            --------------------------------------------
                                                            TERMINATION    TERMINATION OF
                                                              OF PUT       S CORPORATION         AS
                                                 ACTUAL     OPTIONS(2)       STATUS(3)       ADJUSTED(4)
                                                 ------     -----------    --------------    -----------
Common Stock, subject to put option, $0.001
  par value; 50,000,000 shares authorized;
  6,900,000 shares issued and outstanding.....   $16,174      $   --            $ --           $    --
Stockholders' equity (deficiency):
  Common Stock, $0.001 par value; 50,000,000
     shares authorized; 6,900,000 shares
     issued and outstanding actual and
     9,500,000 shares issued and outstanding
     as adjusted(1)...........................        --           7               7                10
  Additional paid-in capital..................        --          --              --            23,677
  Retained earnings (accumulated deficit).....    (7,304)      8,863             235               235
                                                 -------      ------            ----           -------
  Total stockholders' equity (deficiency).....    (7,304)      8,870             242            23,922
                                                 -------      ------            ----           -------
Total capitalization..........................   $ 8,870      $8,870            $242           $23,922
                                                 =======      ======            ====           =======


------------

(1) Excludes (i) 200,000 shares of Common Stock issued in connection with the acquisition of DCSI, (ii) 950,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 332,500 shares of Common Stock reserved for issuance upon the exercise of options to be granted under the Incentive Compensation Plan contemporaneously with the closing of this offering, (iii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iv) 320,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. See "Recent Development," "Management -- Stock Incentive Plans" and "Underwriting."


(2) Adjusted to give pro forma effect to the reclassification of the Company's Common stock subject to put options into stockholders' equity, reflecting termination of these put options upon the closing of this offering. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Notes 3 and 9 of the Notes to the Company's Financial Statements.


(3) Adjusted to give pro forma effect to (i) the pro forma adjustment described in (2) above, (ii) a final S corporation distribution to the current stockholders, representing all previously taxed, but undistributed, S corporation earnings, estimated at $8.9 million had the termination occurred on June 30, 1998, (iii) a net deferred tax asset which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $242,000 had such termination occurred on June 30, 1998. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Notes 2 and 3 of Notes to the Company's Financial Statements.


(4) Adjusted to give pro forma effect to (3) above and the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds," and Notes 2 and 3 of the Notes to the Company's Financial Statements.

                                    DILUTION


     The net tangible book value (deficit) of the Company as of June 30, 1998 was $(7.3) million, or $(1.06) per share. Net tangible book value (deficit) per share is equal to the Company's total tangible assets less total liabilities and the Company's Common Stock subject to put option, divided by the total number of shares of Common Stock outstanding. After giving effect to (i) the termination of the put option on the Company's Common Stock, (ii) the final S corporation distribution to the current stockholders, estimated at $8.9 million had the termination occurred on June 30, 1998, (iii) the net deferred tax asset which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $242,000 had such termination occurred on June 30, 1998 and (iv) the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, the adjusted net tangible book value of the Company as of June 30, 1998 would have been $23.9 million, or $2.52 per share. This represents an immediate increase in net tangible book value of $3.58 per share to the existing stockholders and an immediate dilution in net tangible book value of $7.48 per share to investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution:



Initial public offering price per share.....................              $10.00
  Net tangible book value (deficit) per share at June 30,
     1998...................................................    $(1.06)
  Increase attributable to termination of put option on
     Common Stock...........................................      2.34
  Decrease attributable to the final S corporation
     distribution, net of increase attributable to deferred
     tax asset recognition..................................     (1.25)
  Increase in net tangible book value per share attributable
     to new investors.......................................      2.49
Net tangible book value per share after the offering........                2.52
                                                                          ------
Dilution per share to new investors.........................              $ 7.48
                                                                          ======



     The following table summarizes as of June 30, 1998, the number of shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by the Company's existing stockholders and by the new investors after the sale of 2,600,000 shares of Common Stock by the Company at an assumed initial public offering price of $10.00 per share:


                                               SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                             --------------------    ----------------------      PRICE
                                              NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                              ------      -------      ------       -------    ---------
Existing stockholders....................    6,900,000      72.6%    $       100        --%     $   --
New investors............................    2,600,000      27.4      26,000,000     100.0       10.00
                                             ---------     -----     -----------     -----      ------
     Total...............................    9,500,000     100.0%    $26,000,100     100.0%     $ 2.74
                                             =========     =====     ===========     =====      ======


     The foregoing calculations do not give effect to (i) 200,000 shares of Common Stock issued in connection with the acquisition of DCSI, (ii) 950,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 332,500 shares of Common Stock reserved for issuance upon the exercise of options to be granted under the Incentive Compensation Plan contemporaneously with the closing of this offering, (iii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iv) 320,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. See "Recent Development," "Management -- Stock Incentive Plans" and "Underwriting."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


     The following table sets forth certain selected historical financial and pro forma data of Datalink as of and for each of the five years in the period ended December 31, 1997 and as of June 30, 1998 and for each of the six month periods ended June 30, 1997 and 1998. The selected historical financial data as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 have been derived from the historical financial statements of Datalink, audited by PricewaterhouseCoopers LLP, independent accountants, and included elsewhere in this Prospectus. The selected historical financial data as of December 31, 1995 has been derived from the historical financial statements of Datalink, audited by PricewaterhouseCoopers LLP. The selected historical financial data as of December 31, 1993 and 1994 and for each of the two years in the period ended December 31, 1994 have been derived from the historical financial statements of Datalink, audited by Hansen, Jergenson, Nergaard & Co., L.L.P. The selected historical financial data as of June 30, 1998 and for the six-month periods ended June 30, 1997 and 1998 have been derived from unaudited financial statements of the Company which have been prepared on the same basis as the audited financial statements and, in the opinion of the Company, reflect all adjustments necessary (consisting only of normal recurring adjustments) for the fair presentation of the Company's financial position and results of operations for such periods. Results for interim periods are not necessarily representative of the results to be expected for a full year, and historical results are not necessarily indicative of the results of operations to be expected in the future. The information contained in the following table should also be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this Prospectus.



                                                                                                    SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                  -----------------------------------------------   -----------------
                                                   1993      1994      1995      1996      1997      1997      1998
                                                   ----      ----      ----      ----      ----      ----      ----
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.......................................  $24,146   $32,333   $38,048   $54,652   $71,255   $31,265   $36,627
Cost of sales...................................   19,405    25,907    30,356    42,872    55,719    24,462    27,644
                                                  -------   -------   -------   -------   -------   -------   -------
  Gross profit..................................    4,741     6,426     7,692    11,780    15,536     6,803     8,983
                                                  -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Sales and marketing...........................    1,495     1,891     2,487     3,607     5,191     2,187     3,055
  General and administrative....................    1,764     1,912     2,118     2,382     3,010     1,386     1,713
  Engineering...................................      269       343       467       633       926       493       691
                                                  -------   -------   -------   -------   -------   -------   -------
Total operating expenses........................    3,528     4,146     5,072     6,622     9,127     4,066     5,459
                                                  -------   -------   -------   -------   -------   -------   -------
Operating income................................    1,213     2,280     2,620     5,158     6,409     2,737     3,524
Interest expense, net...........................      192       243       306       286       333       166       105
                                                  -------   -------   -------   -------   -------   -------   -------
Net income(1)...................................  $ 1,021   $ 2,037   $ 2,314   $ 4,872   $ 6,076   $ 2,571   $ 3,419
                                                  =======   =======   =======   =======   =======   =======   =======
Historical net income per share, basic and
  diluted.......................................  $  0.15   $  0.30   $  0.34   $  0.71   $  0.88   $  0.37   $  0.50
                                                  =======   =======   =======   =======   =======   =======   =======
Weighted average shares outstanding, basic and
  diluted.......................................    6,900     6,900     6,900     6,900     6,900     6,900     6,900
                                                  -------   -------   -------   -------   -------   -------   -------
Pro forma income taxes(2).......................                                            2,430     1,028     1,333
                                                                                          -------   -------   -------
Pro forma net income............................                                          $ 3,646   $ 1,543   $ 2,086
                                                                                          =======   =======   =======
Pro forma net income per share, basic and
  diluted(3)....................................                                          $  0.46   $  0.20   $  0.27
                                                                                          =======   =======   =======
Shares used in computing pro forma net income
  per share(3)..................................                                            7,854     7,854     7,854


                                                                                  AS OF JUNE 30, 1998
                                                                              ----------------------------
                                                                                              PRO FORMA
                                                                                            --------------
                                           AS OF DECEMBER 31,
                             ----------------------------------------------                 TERMINATION OF
                              1993     1994      1995      1996      1997       ACTUAL      PUT OPTIONS(4)
                              ----     ----      ----      ----      ----       ------      --------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.......................  $  142   $   294   $   111   $   222   $ 1,163     $   349        $   349
Working capital............   1,605     2,424     3,003     5,330     6,761       7,184          7,184
Total assets...............   6,028     9,314     8,689    15,355    18,705      19,695         19,695
Common stock subject to put
  option...................   1,698     3,425     5,351     9,339    13,874      16,174             --
Stockholders' equity
  (deficiency).............    (483)   (1,331)   (2,286)   (3,296)   (5,744)     (7,304)         8,870

                                 AS OF JUNE 30, 1998
                             ----------------------------
                                      PRO FORMA
                             ----------------------------
                             TERMINATION OF
                             S CORPORATION        AS
                               STATUS(5)      ADJUSTED(6)
                             --------------   -----------
                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.......................     $   349         $12,337
Working capital............      (1,447)         22,233
Total assets...............      19,937          31,925
Common stock subject to put
  option...................          --              --
Stockholders' equity
  (deficiency).............         242          23,922


------------

(1) For the periods presented, the Company was an S corporation and, accordingly, was not subject to federal and state income taxes.

(2) Pro forma income taxes have been computed as if the Company was subject to federal and state income taxes for the periods presented, based on the tax laws in effect during those periods. See Notes 2 and 3 of the Notes to the Company's Financial Statements.


(3) Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price (after deducting the underwriting discounts) to fund a distribution to the current stockholders of all previously taxed, but undistributed, S Corporation earnings, estimated at $8.9 million had the termination occurred on June 30, 1998. The Company does not have any common stock equivalents. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Financial Statements.


(4) Adjusted to give pro forma effect to the reclassification of the Company's Common Stock subject to put option into stockholders' equity, reflecting termination of these put options upon the closing of this offering. See "Termination of S Corporation Status and Put Option and Dividend Policy" and
    Note 9 of the Notes to the Company's Financial Statements.


(5) Adjusted to give pro forma effect to (i) the pro forma adjustment described in (4) above, (ii) a final S corporation distribution payable to the current stockholders, representing all previously taxed, but undistributed, S corporation earnings, estimated at $8.9 million had the termination occurred on June 30, 1998 and (iii) a net deferred tax asset which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $242,000 had such termination occurred on June 30, 1998. See "Termination of S Corporation Status and Put Option and Dividend Policy" and
    Note 3 of the Notes to the Company's Financial Statements.


(6) Adjusted to give effect to (i) the pro forma adjustments described in (5) above and (ii) the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Financial Statements, including the Notes thereto, and the other information included herein. The following information also includes forward-looking statements, the realization of which may be impacted by certain important factors discussed under "Risk Factors."

OVERVIEW

     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions using products and components manufactured by various suppliers in order to meet its customers' requirements. The Company has developed engineering, sales and support capabilities to become an expert in applying the best available storage technologies manufactured by the leading data storage hardware and software companies to solve its customers' growing data storage needs. These technologies include hard disk, RAID, magnetic tape, CD-ROM and optical products. The Company also matches storage management software technologies, including backup and recovery, archive, high availability and near on-line storage, to the specific needs of its customers. The Company's net sales and net income have grown at a compound annual rate of 31% and 56%, respectively, over the past five years.

     The Company was founded in 1963 as Stan Clothier Co., Inc. and operated as a manufacturer's representative for technology products and components. In 1987, the Company was renamed Datalink Corporation to reflect the Company's transition to a distributor of data storage products. Beginning with the hiring of Greg R. Meland in 1991, the current management team recognized that rapid and complex changes in data storage technology would lead businesses and organizations increasingly to seek external expertise to address their data storage needs. Accordingly, the Company made the strategic decision to focus on providing its customers with complete data storage solutions encompassing the best technology available. By developing engineering expertise and high quality customer service and support, Datalink became a leader in providing data storage solutions.

     Datalink's customers include end-users, VARs and OEMs. The Company works closely with end-users and VARs to assess their informational storage and retrieval requirements and to design, integrate, install, and support information storage solutions incorporating the best hardware and software products on the market. For OEM customers, the Company's team of design and application engineers custom design storage subsystems, which are integrated into the OEM's own products. In general, the Company realizes higher gross margins on net sales to end-users and OEMs based on the high value-added nature of such sales.

     The Company realizes substantial repeat business from its existing customers. During 1997, 1996 and 1995, sales to existing customers represented 79.9%, 77.7% and 82.6%, respectively, of net sales. Management believes that this repeat business is attributable to the Company's high level of technical expertise and customer service and support.

     Datalink sells its products through its direct sales force located in Minneapolis and 11 field offices. The Company has continued to grow its sales force and open new sales office locations in anticipation of increased demand for the Company's products and services. The Company selects new sales office locations based upon perceived demand for the Company's products and services. Datalink has experienced, and expects to continue to experience, an increase in sales and marketing expenses disproportionate to the increase of net sales in connection with the opening of new sales offices. This is due primarily to the lead time (six months or longer) generally associated with generating business in the new territory.

     As an independent storage solutions provider, Datalink updates its product offerings to match advancements by its suppliers of hardware and software technology. Although the Company often has advance knowledge of forthcoming product releases because of its close working relationship with its suppliers, the impact of these advancements on the Company's results of operations are often difficult to predict. The Company's customers may delay purchases upon learning of actual or rumored new product introductions. In addition, changes in technology may significantly affect the pricing or profitability of products.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales.


                                                                                           SIX MONTHS
                                                                                         ENDED JUNE 30,
                                                   YEARS ENDED DECEMBER 31,                (UNAUDITED)
                                                 -----------------------------         -------------------
                                                 1995        1996        1997          1997          1998
                                                 ----        ----        ----          ----          ----
Net sales....................................    100.0%      100.0%      100.0%        100.0%        100.0%
Cost of sales................................     79.8        78.4        78.2          78.2          75.5
                                                 -----       -----       -----         -----         -----
  Gross profit...............................     20.2        21.6        21.8          21.8          24.5
                                                 -----       -----       -----         -----         -----
Operating expenses:
  Sales and marketing........................      6.5         6.6         7.3           7.0           8.3
  General and administrative.................      5.6         4.4         4.2           4.4           4.7
  Engineering................................      1.2         1.2         1.3           1.6           1.9
                                                 -----       -----       -----         -----         -----
     Total operating expenses................     13.3        12.2        12.8          13.0          14.9
                                                 -----       -----       -----         -----         -----
Operating income.............................      6.9%        9.4%        9.0%          8.8%          9.6%
                                                 =====       =====       =====         =====         =====



COMPARISON OF SIX MONTHS ENDED JUNE 30, 1998 AND 1997



     Net Sales. Net sales include sales of products and software integrated for end-user and VAR customers, products assembled by the Company for OEM customers and revenues from billable installation, repair and maintenance services. Datalink recognizes product revenues as its products are shipped or following customer acceptance for products under evaluation. Net sales increased $5.4 million or 17.1% to $36.6 million for the six months ended June 30, 1998, from $31.3 million for the comparable period in 1997. The increase primarily resulted from an increase in volume, principally attributable to increases in sales of products to end-user customers and revenues from maintenance contracts partially offset by decreases in sales to VAR and OEM customers.



     Gross Profit. Cost of sales consists primarily of the cost of components purchased from suppliers. Gross profit as a percentage of net sales increased to 24.5% for the six months ended June 30, 1998, from 21.8% for the comparable period in 1997. This increase was principally attributable to the Company's increasing sales of large storage systems to end-user customers.



     Sales and Marketing. Sales and marketing expenses include wages and commissions paid to the Company's sales and marketing personnel, travel and entertainment costs and advertising, promotion and trade show expenses. Sales and marketing expense increased $867,000 or 39.6% to $3.1 million, or 8.3% of net sales, for the six months ended June 30, 1998, from $2.2 million, or 7.0% of net sales, for the comparable period in 1997. This increase was primarily attributable to additional sales commission associated with sales growth, the hiring of new marketing personnel and increased advertising costs.



     General and Administrative. General and administrative expenses include wages for administrative personnel, profit sharing contributions, professional fees, communication expenses and rent and related facility expenses. General and administrative expenses increased $327,000 or 23.6% to $1.7 million, or 4.7% of net sales, for the six months ended June 30, 1998, as compared to $1.4 million, or 4.4% of net sales, for the comparable period in 1997. This increase was principally attributable to increases in administrative personnel and related expenses and professional fees.



     Engineering. Engineering expenses include employee wages, travel and training expenses for the Company's professional engineers and technicians and professional fees to obtain various independent laboratory certifications of storage subsystems designed by the Company for OEM customers. Engineering expenses increased $198,000 or 40.2% to $691,000, or 1.9% of net sales, for the six months ended June 30,

1998, from $493,000, or 1.6% of net sales, for the comparable period in 1997. This increase was primarily attributable to the addition of new engineering personnel and increased travel expenses.



     Operating Income. Operating income increased $788,000 or 28.8% to $3.5 million, or 9.6% of net sales, for the six months ended June 30, 1998, from $2.7 million, or 8.8% of net sales, for the comparable period in 1997. The increase as a percentage of net sales was principally attributable to the increase in gross profit without a commensurate increase in operating expenses.


COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


     Net Sales. Net sales increased 30.4% to $71.3 million in 1997 and increased 43.6% to $54.7 million in 1996. Net sales were $38.0 million in 1995. These increases were principally attributable to an increase in sales of large RAID and tape backup storage systems to end-user customers.


     Gross Profit. Gross profit as a percentage of net sales increased to 21.8% in 1997 from 21.6% in 1996 and 20.2% in 1995. These increases were primarily due to the Company's increasing sales of large storage systems to end-user customers.

     Sales and Marketing. Sales and marketing expenses increased 43.9% to $5.2 million in 1997 and increased 45.0% to $3.6 million in 1996. Sales and marketing expenses were $2.5 million in 1995. As a percentage of net sales, sales and marketing expenses were 7.3% in 1997, 6.6% in 1996 and 6.5% in 1995. The increases as a percentage of net sales over these years were principally attributable to an increase in commissions paid to the Company's sales representatives on large storage system sales to end-user customers and to the hiring of new sales representatives in anticipation of future growth.

     General and Administrative. General and administrative expenses increased 26.4% to $3.0 million in 1997 compared to 1996 and increased 12.5% to $2.4 million in 1996 compared to $2.1 million in 1995. As a percentage of net sales, general and administrative expenses were 4.2% in 1997, 4.4% in 1996 and 5.6% in 1995. The dollar increase in general and administrative expenses was primarily attributable to increases in administrative personnel and related expenses. The decrease as a percentage of net sales over such periods was principally attributable to the significant increase in net sales over these periods.


     Engineering. Engineering expenses increased 46.4% to $926,000 in 1997 as compared to 1996 and increased 35.6% to $633,000 in 1996 as compared to $466,000 in 1995. Engineering expenses as a percentage of net sales were 1.3% in 1997 and 1.2% in both 1996 and 1995. The dollar increase over these years was primarily attributable to the addition of new engineering personnel and increased travel expenses.


     Operating Income. Operating income increased 24.2% to $6.4 million in 1997 as compared to 1996 and 96.8% to $5.2 million in 1996 as compared to $2.6 million in 1995. As a percentage of net sales, operating income was 9.0% in 1997, 9.4% in 1996 and 6.9% in 1995. The decrease in operating income as a percentage of net sales in 1997 was principally attributable to the investment in sales and marketing expenses in anticipation of future sales growth. The increase in operating income as a percentage of net sales in 1996 was principally attributable to the significant increase in net sales.

QUARTERLY RESULTS AND SEASONALITY

     The following table sets forth certain unaudited quarterly financial data of the Company for each quarter of 1996 and 1997 and the first quarter of 1998. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.


                                                                       QUARTER ENDED
                         ----------------------------------------------------------------------------------------------------------
                                           1996                                        1997                             1998
                         ----------------------------------------    ----------------------------------------    ------------------
                         MAR. 31    JUN. 30    SEP. 30    DEC. 31    MAR. 31    JUN. 30    SEP. 30    DEC. 31    MAR. 31    JUN. 30
                         -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
                                                            (IN THOUSANDS)
Net sales............    $10,842    $12,686    $13,871    $17,253    $15,266    $15,999    $19,269    $20,721    $16,599    $20,028
Gross profit.........     2,190      2,784      3,033      3,773      3,260      3,543      4,044      4,689      3,876       5,107
Operating income.....       834      1,351      1,141      1,832      1,077      1,660      1,585      2,086      1,173       2,351
Net income...........       771      1,271      1,075      1,755      1,004      1,567      1,482      2,023      1,118       2,301
Pro forma net
  income(1)..........       457        753        638        985        602        940        890      1,214        682       1,404


------------
(1) Pro forma net income has been computed as if the Company was a C corporation and had been subject to federal and state income taxes during all of the periods presented. See Notes 2 and 3 of the Notes to the Company's Financial Statements.

     The Company has experienced and expects to continue to experience quarterly variations in its net sales as a result of a number of factors including, among other things, the length of the sales cycle with end-user customers for large storage system evaluations and purchases, the significant lead time in designing storage subsystems for OEM customers, new product introductions by suppliers and the market acceptance thereof, delays in product shipments or other quality control difficulties, the ability of Datalink to integrate any acquired businesses, product returns, trends in the Open Systems storage industry in general, the geographic and industry specific market in which Datalink is presently active, or may be in the future, and the opening of new field sales offices. Net sales also tend to be lower in the summer months and higher in the quarter ending December 31 reflecting the timing of purchase decisions by the Company's customers.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has historically financed its operations and capital requirements through cash flows generated from operations and supplemental bank borrowings. Working capital was $7.2 million, $6.8 million and $5.3 million at June 30, 1998 and December 31, 1997 and 1996, respectively. The increase was primarily attributable to an increase in cash and net accounts receivable offset by a decrease in inventories and an increase in borrowings under the Credit Agreement.



     Cash provided by operating activities was $2.3 million for the six months ended June 30, 1998. Cash used in investing activities was $390,000 for the six months ended June 30, 1998 resulting primarily from expenditures for purchases of new accounting software and computer equipment. Cash used in financing activities was $2.7 million for the six months ended June 30, 1998 resulting primarily from the payment of $2.7 million of dividends, and a net decrease in borrowings under the Company's Credit Agreement of approximately $1.1 million, offset by approximately $1.0 million of net book basis cash overdrafts.


     Cash provided by operating activities for 1997, 1996 and 1995 was $4.6 million, $2.5 million and $2.3 million, respectively, reflecting the Company's increasing sales and net income. Cash used in investing activities during 1997, 1996 and 1995 was $766,000, $337,000 and $286,000, respectively. These uses reflected expenditures for computer and office equipment and improvements to support increasing sales volumes, including the opening of new field sales offices. Cash used in financing activities in 1997, 1996 and 1995 was

$2.8 million, $2.0 million and $2.2 million, respectively. These uses of cash relate primarily to net repayments of borrowings under the Company's Credit Agreement and to dividends paid to the stockholders. These dividends totaled $4.0 million, $1.9 million and $1.3 million in 1997, 1996 and 1995, respectively, and were distributed to the stockholders primarily to provide liquidity to pay their income tax liabilities resulting from the Company's S corporation taxable income.


     At June 30, 1998, the Company's borrowings consisted of $2.8 million owed under the Credit Agreement. The Credit Agreement permits the Company to borrow up to $10.0 million on a revolving basis with borrowings limited by eligible accounts receivable and inventories. Upon the closing of this offering, the borrowings under the Credit Agreement will bear interest at the bank's reference rate; however, the Company may periodically borrow funds under the Credit Agreement at LIBOR plus 1.95%. The Credit Agreement terminates on May 31, 2000. Borrowings under the Credit Agreement are collateralized by the Company's cash, accounts receivable, intangibles, inventories and equipment. The Company intends to use a portion of the net proceeds of this offering to repay all borrowings under the Credit Agreement.



     The Company plans to use a portion of the net proceeds of this offering to fund the final S corporation distribution to the current stockholders. This distribution will constitute all of the previously taxed, but undistributed, S corporation earnings. As of June 30, 1998, such earnings were approximately $8.9 million. The actual amount of the distribution will be adjusted to reflect the taxable income and any stockholder distributions from July 1, 1998 through the termination of the S corporation status upon the closing of this offering.



     On July 15, 1998 the Company acquired DCSI. Under terms of the agreement, the Company acquired all of DCSI's capital stock in exchange for $2 million of cash and 200,000 shares of the Company's Common Stock, subject to certain post-closing adjustments, and the Company paid an aggregate amount of $500,000 of cash to certain employees of DCSI in connection with noncompetition agreements.


     The Company believes that funds generated from operations, together with the net proceeds of this offering, available credit under its Credit Agreement and trade credit from suppliers will be sufficient to finance its current operations and planned capital expenditure requirements for at least the next twelve months.

     Inflation. The Company does not believe that inflation has had a material effect on its results of operations in recent years; however, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

     Year 2000 Compliance. The Company has completed an assessment of its internal systems and believes that these systems will not experience any Year 2000 problems. The Company is in the process of assessing the Year 2000 compliance of its supplier and customer systems and supplier products installed at customer sites. If the Company's suppliers or customers fail to complete any required Year 2000 remediation of their computer systems or product offerings, the Company could suffer delays in product delivery or could experience delays in customer payments. In addition, if any products or components sold by the Company to its customers were to fail, the Company could be liable to its customers for damages and costs to the extent that the Company's suppliers do not cover such liabilities. Any such Year 2000 failures could have a material adverse effect on the Company's financial condition, results of operations or liquidity.

     Recently Issued Accounting Standards. Effective at year-end 1998, the Company will adopt Statement of Financial Accounting Standard No. 131 (SFAS No.
131), "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. The Company believes that it will report its operations as a single segment under SFAS No. 131.

                                    BUSINESS

THE COMPANY

     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions for end-users, VARs and OEMs. Datalink has become a leading independent storage solutions provider by matching its technical expertise and quality products with comprehensive service and support to meet each customer's specific needs. The Company's storage solutions are designed to provide the optimal combination of performance, capacity, high availability, disaster recovery, multi-platform support, permanence, scalability, centralized management and cost.

INDUSTRY OVERVIEW

     The reliable access to and management of data is increasingly critical and represents a key competitive advantage to business, government, educational and nonprofit organizations. In recent years, organizations ranging from small businesses and nonprofit entities to large, multinational enterprises have increased their use of computers for collecting, analyzing and distributing information to improve productivity. Historically, most computing environments were controlled by expensive, host-based mainframes and minicomputers having proprietary operating systems ("Closed Systems"). This limited the ability of these computers to communicate outside their own environment. The selection of these Closed Systems was largely based upon the processing power generated by the computer's central processing unit ("CPU"). This CPU centered architecture was considered the most important aspect of designing an organization's management information system ("MIS"). In a Closed Systems computing environment, end-user applications were limited by the hardware and operating system architectures offered by the manufacturer. As the number of applications grew and the need to distribute computing power directly to users became increasingly important, organizational demand for an appropriate systems solution dictated operating architectures linking multiple application, file, database and communications servers to networked computers ("Open Systems").

     The increased use of Open Systems hardware and software computing environments creates the need for flexible and comprehensive data storage solutions capable of serving multiple and evolving computer platforms. Consequently, organizations are changing the way they manage data from a CPU centered view to a new information centered model that requires the sharing, management and protection of mission critical information across the enterprise. Open Systems architecture permits organizations to utilize hardware and software products and components available from various suppliers.

     In addition to the challenges presented by the Open Systems computing environment, computer processing power has continued to increase at a rapid rate with the ongoing introduction of new and more powerful CPUs. Application software developers are taking advantage of CPU advancements by introducing powerful, easier to use, graphically oriented, memory intensive software packages. These software applications have resulted in the automation of an increasing number of mission-critical business applications, including on-line transaction processing, the Internet, intranets, pre-press, multimedia, imaging and data warehousing. This automation expands the need for on-line storage, uninterrupted access to data and fail-safe methods to backup and archive such data. Although substantial, the increase in storage device performance has lagged the increase in processing power, creating an input/output performance gap that continues to widen. This performance gap has increased the need for high performance storage systems that accelerate on-line access to stored data while providing continuous protection of this data.

     Although demand for complex storage solutions is increasing, corporate downsizing has led organizations to reduce their in-house MIS staffs. Accordingly, organizations rely on external providers to research, design, implement and support information storage solutions that incorporate the best hardware and software technologies available and are compatible with organizations' often large and complex distributed computer networks and Open Systems operating system architectures. At the same time, reduced profit margins have led suppliers to downsize their sales and marketing forces. As a result, both customers and suppliers increasingly seek independent solutions providers, such as Datalink, with knowledge and experience in Open Systems data storage. According to Dataquest, Inc., an independent market research firm, the worldwide RAID storage market for UNIX and Windows NT operating platforms was approximately $12.8 billion in

1997 and is expected to grow at an annual compound rate of 24% to approximately $37.0 billion by 2002. According to SRC, an independent market research firm, the worldwide market for tape automation backup storage products was approximately $1.6 billion in 1996 and is expected to grow at an annual compound rate of 18% to approximately $4.4 billion by 2002. According to SRC, the worldwide storage management software market was approximately $1.4 billion in 1997 and is expected to grow at an annual compound rate of 31% to approximately $3.0 billion by 2000.


THE DATALINK SOLUTION

     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions for end-users, VARs and OEMs. Datalink has become a leading independent storage solutions provider by matching its technical expertise and quality products with comprehensive service and support to meet each customer's specific needs. The Company's storage solutions are designed to provide the optimal combination of performance, capacity, high availability, disaster recovery, multi-platform support, permanence, scalability, centralized management and cost. Datalink's strengths include the following:

     Comprehensive Storage Solutions. Datalink delivers comprehensive, state-of-the-art information storage solutions tailored to meet the specific needs of each end-user, VAR and OEM. The Company works closely with end-users and VARs to assess their information storage and retrieval requirements and to design, integrate, install and support information storage solutions incorporating the best available hardware and software products on the market. For OEM customers, Datalink's team of design and application engineers custom design and test storage subsystems. The Company assembles these products for integration into the OEM's own products. Datalink's storage solutions incorporate a broad range of scaleable and high-performance technologies including hard disk, RAID, magnetic tape, CD-ROM and optical products. The Company also matches storage management software technologies, including backup and recovery, archive, high availability and near on-line storage management products, to the specific needs of its customers. Datalink's Open Systems expertise extends to all major operating systems and hardware platforms.

     Technological Leadership. Datalink provides a high level of technical expertise to its customers. The Company's engineers each specialize in one or more Open Systems operating platforms and technologies, affording the in-depth knowledge and hands-on experience required to provide comprehensive Open Systems storage solutions. The engineers continually evaluate and test emerging and existing technologies to ensure the Company consistently delivers the best available hardware and software products to its customers. Because of Datalink's established, strong relationships with the major information storage hardware and software suppliers, the Company often participates in suppliers' new product development, evaluation, introduction, marketing and quality control programs. This collaboration with suppliers enables the Company to identify and market innovative new hardware and software products, exchange critical information and implement joint corrective action programs in order to maximize quality.

     Superior Service and Technical Support. Datalink's engineers work closely with the field account executives and inside sales representatives to provide superior technical design and support services. To serve its customers' needs, Datalink operates eleven locations throughout the United States, four of which also serve as regional technical centers with in-house engineering capabilities. Datalink further differentiates itself by being an ISO 9001 registered organization. The Company utilizes ISO 9001 standards to consistently maintain high quality design, development, integration and manufacturing, installation and service processes. The Company's emphasis on providing high quality customer services enhances its sales and marketing efforts and supplier relationships.

BUSINESS STRATEGY

     Datalink's objective is to grow at a rate exceeding that of the industry and to enhance its position as a leading independent Open Systems storage solutions provider. To achieve this objective, the Company intends to build upon its record of successfully addressing the evolving information storage management needs of its customers. Key elements of this strategy are:

     Leverage Market Presence. Datalink intends to expand its business by broadening its relationships with existing customers and by utilizing its market presence and technical expertise to attract new customers. The Company believes that the longevity of service of its sales representatives and engineering staff will continue to be critical to building and maintaining long-term, trusting relationships with Datalink's existing and prospective customers. In addition, the Company's broad experience in a diverse group of data intensive industries enables Datalink to understand application and business issues specific to customers operating within a given industry and to recommend and implement the appropriate storage solution.


     Maintain Technological Leadership. Datalink intends to continue to develop leading-edge storage solutions for its customers. Datalink intends to continually develop and add expertise to its engineering staff and to continue its close working relationships with its suppliers in order to maintain expertise in Open Systems storage solution design and implementation.

     Develop Professional Consulting Services. Datalink intends to continue to develop and enhance its ability to provide its customers with comprehensive professional consulting services. Utilizing the expertise of its professional engineers, Datalink intends to assist its customers in the total assessment, planning, design, implementation and ongoing management of enterprise-wide data storage solutions.

     Expand Geographically. Datalink intends to continue its geographic expansion throughout the continental United States and believes significant opportunity also exists to serve the global data storage needs of its multinational corporate customers and prospective customers. The Company intends to expand by opening new sales and regional technical center offices and by evaluating potential acquisitions of businesses perceived by management to complement the Company's strategic business objectives.

     Maintain Superior Service and Support. Datalink intends to maintain and continually improve its high standards for superior technical and sales service and support. The Company intends to continue use of its ISO 9001 quality system and procedures and to continue recruiting and retaining experienced sales and technical team members.

TECHNICAL SERVICES

     Datalink's engineers, technicians and customer support personnel take an active role in all phases of designing, delivering and supporting storage solutions for the Company's customers in a manner that maximizes system availability and performance. The Company combines its Open Systems experience, high level technical skills and responsiveness to provide its customers with the utmost in comprehensive service, training and support. Datalink's technical support and customer service functions operate under ISO 9001 standards of operation to ensure the highest quality.

     End-User and VAR Services. Datalink's engineers work closely with the field account executives and inside sales representatives to determine each customer's specific needs. After gaining a thorough understanding of the customers' needs, Datalink's engineers analyze available hardware and software technologies and, together with the field account executives, develop a specifically tailored, state-of-the-art storage solution. In order to assure quality, the Datalink technical team performs the installation, customer specific configuration and functional testing of each storage solution. Once installation is complete, Datalink's engineers conduct comprehensive, on-site storage solution training for customers and provide ongoing technical support. In addition, the Company periodically provides advanced in-house and out service training courses.

     OEM Services. Datalink's engineering team enhances the capabilities of its OEM customers by designing custom storage subassemblies and enclosures to each customers' specifications. When requested by the customer, Datalink obtains the necessary agency and governmental approvals relating to safety, emissions and radio frequency immunity (including Underwriter's Laboratory and European "CE" certifications) for the subassemblies it designs. Datalink fully documents all custom subassemblies for ease of replication and service.

     Technical Support. Datalink's technical support services provide comprehensive, proactive and responsive assistance. The Company's customer help desk acts as a single point of contact during regular business hours for all ongoing support, repair and maintenance services. The help desk is staffed by technical support analysts trained to solve technical issues and to assist the Company's engineering staff in troubleshooting escalated problems. The help desk staff also acts as Datalink's primary interface with suppliers' technical support organizations.

     Datalink's team of engineers augments the help desk staff in providing advanced technical support when required. Each engineer specializes in one or more Open Systems operating platforms and technologies, affording the in-depth knowledge and hands-on experience required to provide comprehensive Open Systems storage solutions.

     Maintenance and Repair Services. Datalink supports and administers the pass-through of its suppliers' own standard warranties which run from one to five years. In addition, Datalink provides a suite of comprehensive maintenance and repair service options under the Company's DataCare(TM) service program. The Company offers a variety of on-site service options, including four-hour guaranteed response time service seven days per week, 24 hours per day. The Company contracts with a number of its suppliers and other independent service organizations to provide on-site maintenance and repair services dispatched by the Company. For customers that do not have on-site service, Datalink's Advance Exchange program delivers replacement products and components on the next business day.

PRODUCTS

     Datalink continually updates its product offerings to match advancements by its suppliers in storage technology. Datalink's creative engineering and sales teams design solutions that incorporate hardware, software and interface products selected in response to each customer's specific requirements. These products include the following:

     Hardware Products. Datalink selects from among a variety of storage products and components sold by leading suppliers that offer differing performance characteristics and costs. These storage products and components include magnetic (hard) disk, magnetic tape and optical disk storage technologies.

          HARD DISK TECHNOLOGIES. Hard disk storage is a traditional, but relatively expensive, on-line method to store and access large amounts of information. Several hard disks can be combined to create a scaleable storage system or a RAID storage system. RAID systems allocate data across multiple hard disk drives and allow the server to access these drives simultaneously, thus increasing system storage and input/output performance. RAID algorithms allow lost data on any drive to be recreated, thus ensuring the integrity of RAID-protected data even in the event of a disk drive failure. In addition, RAID systems can incorporate redundant power, cooling and processing components for additional fault tolerance. System administrators normally consider magnetic or hard disks, whether free-standing or integrated in RAID systems, to be at the top of the storage class in terms of performance because of their fast access times (in milliseconds) and fast transfer rates (5-16 MB per second). The potential loss of data contained on magnetic or hard disks due to human error or catastrophic failure necessitates the use of a backup storage system to protect the stored information.

          MAGNETIC TAPE TECHNOLOGIES. Magnetic tape storage technologies are typically integrated into environments that require backing up large amounts of information to protect from accidental data loss and facilitate disaster recovery. Due to its high capacity and relatively lower cost, magnetic tape storage is also effective for near on-line, archive and hierarchical storage management ("HSM") activities. A variety of tape drive technologies are available, including those utilizing digital linear tape, advanced intelligent tape ("AIT"), 8 mm tape, 4 mm digital data storage ("DDS") and high performance helical scan technologies. Magnetic tape autoloaders and libraries integrate multiple tape drives and media cartridges with robotics to increase capacity and automation.

          OPTICAL DISK TECHNOLOGIES. Although slower than magnetic disks in terms of access and transfer speeds, optical disk technologies are a cost-effective solution for near on-line and archive storage. Optical disk technologies include magneto-optical ("MO"), write-once-read-many ("WORM") and compact disk -- read only memory ("CD-ROM") products. Capacities range from 650 megabytes (CD-ROM) to 2.6 GB (MO optical disk) per cartridge. MO optical disk capacities are expected to increase to 5.2 GB in the near future. A developing optical technology, digital versatile disk ("DVD"), is expected to offer approximately 7.2 times the storage capacity of a single CD-ROM. Similar to magnetic tape systems, multiple optical disks can be combined in a jukebox to permit automated access and increased capacity.

     Software Products. Datalink integrates software management tools into its customer solutions from leading storage software developers. The latest advances include enterprise storage solutions for backup and recovery, HSM, archive, management and configuration, high availability and media management capabilities. These tools enable system administrators to allocate the use of storage technologies among user groups or tasks, centrally manage distributed storage technologies, retrieve, transfer and backup data from and between several devices, perform "hot" database backups during business hours, run management reports and establish standard policies. Software advancements also enable these tools to integrate into centralized management frameworks. These expanded management capabilities, as well as the ability to diagnose system failures, increasingly will become important as Fibre Channel interfaces permit the locating of backup storage devices in secure, remote facilities.

     Interface Products. Systems administrators traditionally have connected storage technologies directly to servers utilizing "point-to-point" connections via the Small Computer Systems Interface ("SCSI"), and its successor, Ultra SCSI. Because of distance limitations and limited bandwidth, SCSI-based connections do not allow storage technologies to be easily shared with other servers. With the innovation of Fibre Channel, a new serial interface, networks can transfer data to disk and RAID storage subsystems at higher speeds, over greatly increased distances and among a greater number of server and other device connections than through the use of SCSI or Ultra SCSI interfaces. Datalink currently deploys Fibre Channel interfaces with high-end, hard disk and RAID storage systems and expects to integrate Fibre Channel interfaces with other storage technologies in the future.

     As Open Systems information storage needs continue to grow, industry experts predict the rapid deployment of storage area networks ("SANs") which will link physically separated storage and backup technologies to the other servers via a dedicated, high-speed network. The Company believes that SANs will be enabled principally by Fibre Channel technology and by "clustering" software. Fibre Channel allows high speed connections (100-200 MB per second) between and among a greater number of hosts and storage technologies on the SAN, while clustering software allows for the interconnection of multiple hosts to multiple storage devices. The Company expects that SANs will enable organizations to implement scaleable storage and backup solutions that are faster, easier to manage and protect, offer a higher degree of data availability and can be shared by a greater multiple of servers than current distributed Open Systems storage systems.

CUSTOMERS

     Datalink serves large end-user, VAR and OEM customers throughout the United States in a diverse group of data intensive industries. Datalink's broad industry experience enables the Company to understand application and business issues specific to each customer and to design and implement appropriate storage solutions. The Company enjoys strong relationships with its customers, which is reflected in significant repeat business. In each of the last three years sales to existing customers has exceeded 77% of the Company's net sales. No single customer represented more than 5% of the Company's net sales in 1997 or 1996, nor 10% or more of the Company's net sales in 1995. Some of the customers of the Company include the following:

                               END-USER CUSTOMERS

      COMPUTER TECHNOLOGY                      CONSUMER PRODUCTS                                        EDUCATION
      -------------------                      -----------------                                        ---------
Gateway 2000, Inc.                            Anheuser-Busch, Inc.                          University of Chicago
Imation, Inc.                              Dayton Hudson Corporation                      University of Minnesota
Silicon Graphics                             Grand Metropolitan PLC                      University of Washington


      FINANCIAL SERVICES                           GOVERNMENT                                         HEALTH CARE
      ------------------                           ----------                                         -----------

American Express Company              Fermi National Accelerator Laboratory                   Abbott Laboratories
Chicago Board of Trade              National Aeronautics Space Administration                     Medtronic, Inc.
Swiss Bank Corporation                      United States Coast Guard                      Mayo Clinic Foundation

END-USER CUSTOMERS (CONTINUED)
           INSURANCE                     PROFESSIONAL SERVICES                 TELECOMMUNICATIONS
           ---------                     ---------------------                 ------------------
Allstate Insurance Company                 A.G. Edwards, Inc.                  Lucent Technologies, Inc.
CNA Financial Corporation                         IBM                                     Motorola, Inc.
The Kemper Insurance Companies          KPMG Peat Marwick L.L.P.                      Sprint Corporation


                  TRANSPORTATION                                          UTILITIES
                  --------------                                          ---------
The Boeing Company                                                            The Detroit Edison Company
Northwest Airlines Corporation                                                  Dominion Resources, Inc.
UAL Corporation                                                            Northern States Power Company

                                 VAR CUSTOMERS

Andersen Worldwide, S.C.                                                    Forsythe McArthur Associates
DST Systems, Inc.                                                                                    IBM
Electronic Data Systems Corporation                                        OPM Information Systems, Inc.

                                 OEM CUSTOMERS

GE Medical Systems                                                       National Computer Systems, Inc.
Lockheed Martin Corporation                                           Rockwell International Corporation
Sagem Morpho, Inc.                                                         Siemens Medical Systems, Inc.

SALES AND MARKETING


     The Company markets and sells its products and services throughout the United States primarily through a direct sales force. The field account executives are complemented by a high (1.4 to 1) ratio of inside sales representatives. In addition to its Minneapolis headquarters, the Company has eleven field sales offices in order to serve its customers' needs more efficiently. Three of the field sales offices serve as regional technical centers and are staffed with their own engineers. These field sales offices are located in the following metropolitan areas:


                       FIELD LOCATION                           YEAR ESTABLISHED
                       --------------                           ----------------
Chicago, Illinois...........................................          1989
St. Louis, Missouri.........................................          1990
Milwaukee, Wisconsin........................................          1992
Seattle, Washington.........................................          1992
Grand Rapids, Michigan......................................          1995
Indianapolis, Indiana.......................................          1995
Washington, D.C.............................................          1996
Denver, Colorado............................................          1997
New York, New York..........................................          1997
San Jose, California........................................          1998
Boston, Massachusetts.......................................          1998


     In addition to these eleven field sales offices, the Company's recently acquired subsidiary will continue to operate the DCSI offices located in the following metropolitan areas:



                       FIELD LOCATION                           YEAR ESTABLISHED
                       --------------                           ----------------
Atlanta, Georgia............................................          1993
Charlotte, North Carolina...................................          1995
Washington, D.C. ...........................................          1996
Melbourne, Florida..........................................          1997
Tampa, Florida..............................................          1997

     The field account executives and inside sales representatives work closely with the Company's engineering team in evaluating the Open Systems storage needs of existing and prospective customers and in designing high quality, cost effective solutions. To ensure quality service, Datalink assigns each customer a specific field account executive and inside sales representative. The inside sales representatives proactively share responsibility with the field account executives in soliciting new and repeat business and in maintaining consistent customer contact. The Company believes that the longevity of service of its sales force is a key factor to earning and retaining the trust and confidence of the Company's customers and differentiates Datalink from many other storage solution providers that have greater sales force turnover.

     In addition to the efforts of its field account executives and inside sales representatives, Datalink engages in a variety of other marketing activities designed to attract new business and retain customer loyalty. The Company regularly attends major trade shows, conducts in-house and out service training and informational seminars, publishes a quarterly newsletter and advertises its services in several targeted national business publications.

INTEGRATION AND ASSEMBLY OPERATIONS

     Datalink assembles and integrates hardware and software products and components acquired from the Company's various suppliers. The Company designs customized enclosures for most OEM products. The assembled units are then subjected to a system level test to ensure performance to specifications in the anticipated end-user computing environment. The Company's integration and assembly operations are also ISO 9001 registered. In accordance with these standards, the Company has designed its integration and assembly operations with similar quality procedures to those of its hardware suppliers. Datalink's close working relationship with its suppliers generally enables the Company to exchange critical information and implement joint corrective action programs to ensure the quality of its finished products, to reduce costs and the investment in inventory and to access critical products and components for large or unanticipated orders when required. The Company believes that its current facilities are adequate to meet its integration and assembly needs in the foreseeable future.

ISO 9001 QUALITY SYSTEM

     In May 1996, Datalink completed an approximately three-year process of obtaining an ISO 9001 Certificate of Registration from KPMG Quality Registrar for its quality system described under the American National Standards Institute. This internationally recognized endorsement of ongoing quality management is designed to assure consistent quality products and services. The Company believes its ISO 9001 registration represents a substantial competitive advantage to Datalink in attracting and retaining business.

     Datalink employs ISO 9001 standards of operation for its design, development, integration and assembly, installation and service processes. These quality initiatives streamline the quality assurance programs and implementation procedures for the Company's customers. Datalink's quality assurance team constantly monitors the Company's processes and procedures, identifies areas for improvement and efficiently implements corrective and preventive actions. Suppliers to the Company are required to be ISO 9001 registered or otherwise meet Datalink's rigid supplier qualification standards.

SUPPLIER RELATIONSHIPS

     As an independent solutions provider, Datalink continually evaluates and tests new and emerging technologies from other companies to ensure that the Company's solutions incorporate state-of-the-art, high-end, cost-effective Open Systems technologies. This enables Datalink to maintain its technological leadership in Open Systems storage solutions, to identify new and innovative products and applications and to maintain confidence among the Company's customers and suppliers in the Company's expertise.

     Datalink has strong, established relationships with the major information storage hardware and software suppliers. The Company's expertise in Open System environments, including UNIX, Windows NT and Novell NetWare, and in-depth knowledge of all major hardware platforms, including Digital, Hewlett-Packard, IBM, Silicon Graphics and Sun, has earned Datalink preferred status with its principal suppliers.

This enables the Company to often participate in these suppliers' new product development, evaluation, introduction, marketing and quality control programs. These collaborations enable the Company to identify and market innovative new hardware and software products, exchange critical information and implement joint corrective action programs in order to maximize quality. In addition, the Company's close working relationships with its principal suppliers fosters substantial cross-marketing opportunities.

COMPETITION

     The market for Open Systems storage is intensely competitive. Datalink competes primarily with traditional suppliers of computer systems such as Compaq, Digital, Hewlett-Packard, IBM, Silicon Graphics and Sun, which market storage systems as well as other computer products. The Company also competes against independent storage system suppliers to the high-end Open Systems market, including Box Hill Systems Corp., EMC Corporation, MTI Technology Corporation and numerous VARs, resellers, distributors and consultants. In addition, the Company's customers and prospective customers may elect to develop in-house storage systems expertise.

     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products than the Company or to deliver competitive products at a lower end-user price. Some of Datalink's competitors include its suppliers, who may dedicate or acquire greater sales and marketing resources in the future to provide Open Systems storage solutions than at present and could terminate their relationships with the Company. Other suppliers may also enter the market and compete with the Company. Datalink expects competition will increase as a result of industry consolidation. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors -- Competition."

EMPLOYEES


     As of June 30, 1998, Datalink had a total of 77 full-time employees, of whom 20 were engaged in engineering, technical support, customer service and integration and assembly operations, 38 were engaged in sales and marketing and 19 were engaged in general management and administration. The Company's future performance depends in significant part upon the continued service of its key technical and senior management personnel. None of the Company's employees are unionized or subject to a collective bargaining agreement. The Company has experienced no work stoppages and believes that its employee relations are good. Additionally, the Company's DCSI subsidiary acquired on July 15, 1998, had a total of 33 full-time employees, of whom 11 were engaged in engineering, technical support, customer service and integration and assembly operations, 15 were engaged in sales and marketing and 7 were engaged in general management and administration.


FACILITIES

     Datalink's principal engineering operations and its integration, assembly and customer service operations are located at the Company's 26,653 square foot, leased executive and administrative facility in Minneapolis, Minnesota. The lease, which expires in December 1999, provides the Company with certain rights to take additional space in the building. The Company's landlord is a partnership whose partners consist of Datalink's current stockholders. See "Certain Transactions." Datalink believes that the facility is adequate for its needs in the foreseeable future. The Company also leases certain remote facilities for its field sales and engineering personnel. Datalink believes that these facilities are adequate for its needs in the foreseeable future and that it will be able to locate suitable additional facilities as the Company expands geographically.

                                   MANAGEMENT

     The names and ages of the executive officers and directors of the Company, and their positions and offices presently held, are as follows:


                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Greg R. Meland............................  45    President, Chief Executive Officer and
                                                  Director

Robert D. DeVere..........................  47    Chief Financial Officer

Stephen M. Howe...........................  40    Vice President-Sales

Scott D. Robinson.........................  38    Vice President-Engineering

Robert M. Price...........................  67    Chairman of the Board and Director

James E. Ousley*..........................  52    Director

Margaret A. Loftus*.......................  53    Director

Paul F. Lidsky*...........................  45    Director


------------
*Member of Audit and Compensation Committees.

     Greg R. Meland joined Datalink in 1991 as its Vice President of Sales and Engineering and became President and Chief Executive Officer in 1993. Between 1979 and 1991, Mr. Meland served in various sales and marketing positions with the Imprimis disk drive subsidiary of Control Data Corporation (which was sold to Seagate in 1989), most recently as the North Central U.S. Director of Sales.

     Robert D. DeVere joined Datalink in 1990 as its Chief Financial Officer. Between 1987 and 1989, Mr. DeVere was employed by Copal Systems, Inc., a photofinishing equipment distributor, most recently as Operations Manager. He was Controller of Crown Oil Company between 1986 and 1987. From 1983 to 1986, Mr. DeVere worked for a subsidiary of Ecodyne Ltd., most recently as Controller. He was a staff auditor with Ernst & Whinney between 1980 and 1983. Mr. DeVere is a Certified Public Accountant.

     Stephen M. Howe joined Datalink in 1989 as a field account executive and became Vice President-Sales in 1997. Between 1982 and 1989, he was employed by Teltrend Inc., a telecommunications equipment manufacturer, most recently as Assistant Vice President of Operations. Mr. Howe was a sales representative for Hamilton Avnet Corp., an electronics distributor, between 1980 and 1982.

     Scott D. Robinson joined Datalink in 1989 as its Chief Engineer and became Vice President - Engineering in 1993. Between 1983 and 1989, he was employed by Minnesota Mining and Manufacturing Company, most recently as an Advanced Electrical Engineer in the Digital Imaging Applications Center. Mr. Robinson received his B.S. in Electrical Engineering in 1982 from Marquette University and his M.S. in Electrical Engineering in 1989 from the University of Minnesota.

     Robert M. Price was elected as the Chairman of the Board and a director of Datalink in June 1998. Mr. Price has been President of PSV, Inc., a technology consulting business located in Burnsville, Minnesota, since 1990. Between 1961 and 1990, he served in various executive positions, including as Chairman and Chief Executive Officer, with Control Data Corporation. Mr. Price also serves on the Board of Directors of International Multifoods Corporation, Tupperware Incorporated, Fourth Shift Corporation, Affinity Technology Group, Inc., and Public Service Company of New Mexico. Mr. Price is Mr. Meland's father-in-law.

     James E. Ousley was elected as a director of Datalink in June 1998. Since 1992, Mr. Ousley has been Chief Executive Officer of Control Data Systems, Inc., a leading systems integrator and provider of electronic commerce solutions. Between 1968 and 1992, Mr. Ousley served in various sales, marketing and operational executive positions with Control Data Corporation, most recently as President of the Computer Products Group. Mr. Ousley is also a director of Bell Microproducts, Inc. and ActiveCard, Inc.

     Margaret A. Loftus was elected as a director in June 1998. Ms. Loftus is an owner in Loftus Brown-Wescott, Inc., a business consulting firm, which she co-founded in 1989. Between 1976 and 1988, she was employed by Cray Research, Inc., most recently as Vice President of Software. Ms. Loftus is also a director of Analysts International Corporation.

     Paul F. Lidsky was elected as a director of Datalink in June 1998. Since 1997, Mr. Lidsky has been the President and Chief Executive Officer of OneLink Communications, Inc., a telecommunications company. Between 1992 and 1997, Mr. Lidsky was employed by Norstan, Inc., a comprehensive technology services company, most recently as Executive Vice President of Strategy and Business Development. Mr. Lidsky is also a director of OneLink Communications, Inc. and Ancor Communications, Incorporated.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established a Compensation Committee and an Audit Committee. Mr. Ousley, Ms. Loftus and Mr. Lidsky are the members of the Compensation and Audit Committees. The Compensation Committee will review on behalf of, and make recommendations to, the Board of Directors with respect to the compensation of executive officers and will administer the Company's Incentive Compensation Plan and make recommendations to the Board of Directors with respect to the plan and the grant of options to persons eligible under the plan. The Audit Committee's functions will include assessing the independence and recommending to the Board of Directors the engagement of the Company's independent accountants and reviewing with such accountants the plans for and the results and scope of their auditing engagement and certain other matters relating to their services to the Company.

DIRECTOR COMPENSATION

     Contemporaneously with the closing of this offering, the Company will grant to each of Mr. Price, Mr. Ousley, Ms. Loftus and Mr. Lidsky stock options to purchase 6,000 shares of the Company's Common Stock at an exercise price equal to the initial public offering price per share on the cover page of this Prospectus. These options will vest on the date of the closing of this offering and will expire ten years from the date of grant. Additionally, commencing with the Company's 1999 annual stockholders' meeting, the Company intends to compensate each director who is neither an employee nor an affiliate of Datalink with an annual grant of options to purchase 3,000 shares of the Company's Common Stock. These options will be exercisable commencing one year after the date of grant; provided, however, that if a director fails to serve until the annual stockholder's meeting immediately succeeding the grant of the options, the number of shares of Common Stock that may be purchased by such director shall be pro rated based upon the length of time such departing director actually served. The options will be exercisable at the fair market value of the Company's Common stock on the date of grant and expire ten years after the date of grant. All directors will be reimbursed for expenses incurred in connection with attendance at Board and committee meetings.

INDEMNIFICATION AGREEMENTS

     The Company has entered into an agreement with each director providing for indemnification to the fullest extent permitted under Minnesota law against liability for damages and expenses, including attorneys' fees, arising out of threatened, pending or completed legal actions, suits or proceedings by reason of the fact that such person is or was a director, officer or employee of the Company. The agreement will permit the director to demand certain advances against, or the creation of a trust for, expenses to be incurred in defending any covered claim. Insofar as the indemnification agreement may cover liabilities arising under the Securities Act, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information regarding compensation paid during each of the Company's last three years to (i) the Company's Chief Executive Officer and (ii) the Company's other executive officers whose salary, bonus and other compensation exceeded $100,000 in 1997.

                                                     ANNUAL COMPENSATION
                                             -----------------------------------
                                                                  OTHER ANNUAL         ALL OTHER
       NAME AND PRINCIPAL POSITION           YEAR     SALARY     COMPENSATION(1)    COMPENSATION(2)
       ---------------------------           ----     ------     ---------------    ---------------
Greg R. Meland,..........................    1997    $ 83,000       $141,000            $7,750
President(3)                                 1996      75,000        122,000             7,750
                                             1995      67,000        102,000             7,120
Robert D. DeVere,........................    1997      93,000          6,000            $5,786
Chief Financial Officer                      1996      86,000          6,000             5,592
                                             1995      76,000          6,000             4,795
Stephen M. Howe,.........................    1997      77,000        108,000            $7,750
Vice President -- Sales(3)                   1996      69,000         94,000             7,706
                                             1995      69,000        113,000             7,120
Scott D. Robinson,.......................    1997     102,000          6,000            $5,872
Vice President -- Engineering                1996      95,000          6,000             5,853
                                             1995      84,000          6,000             5,033

------------
(1) Includes car allowance of $6,000 for each named executive officer.

(2) Represents matching and profit sharing contributions made by the Company to each named executive officers' account under the Company's 401(k) Plan.

(3) Other Annual Compensation includes sales commissions for each of these executive officers.

     Employment Arrangements. The Company does not have employment, non-competition or non-disclosure agreements with any of its executive officers or employees. Messrs. Meland, DeVere, and Robinson will be paid salaries in 1998 of $250,000, $125,000 and $130,000, respectively. Mr. Howe will receive a salary in 1998 of $90,000 plus a sales commission payment based upon the Company's profitability. Each of the Company's executive officers will also receive a car allowance of $500 per month.

STOCK INCENTIVE PLANS

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") and the Incentive Compensation Plan (the "Incentive Compensation Plan" and with the Purchase Plan collectively referred to as the "Stock Incentive Plans") were adopted by the Company and its stockholders in June 1998. The Stock Incentive Plans provide the employees of the Company an opportunity to invest in shares of Common Stock. In some instances, these purchases may be on terms more favorable than would otherwise be available. The Company believes that, by aligning the interests of the participants and the Company, the implementation of the Stock Incentive Plans will strengthen the commitment of the participants to the Company's success.

     Purchase Plan. The Company has reserved 250,000 shares of Common Stock for issuance under the Purchase Plan, subject to equitable adjustments as the Compensation Committee (as defined above) may deem necessary to prevent dilution or the enlargement of rights of participants as a result of, among other things, changes in the Company's capitalization or corporate structure. The Purchase Plan will be administered by the Compensation Committee and is intended to qualify under Section 423 of the Code. Pursuant to the Purchase Plan, each eligible employee, as of the start of any purchase period, will be granted an option to purchase a designated number of shares of Common Stock. The purchase price of shares of Common Stock to participating employees will be 85% of the lower of the fair market value of the Company's Common Stock on the first and last trading days of the relevant purchase period. Payments for shares purchased under the

Purchase Plan will be made in the time and manner specified by the Compensation Committee. An employee may terminate his or her participation in the Purchase Plan by giving a notice of withdrawal to the Company sufficiently in advance of the last trading day of the relevant purchase period, and all funds contributed to date will be refunded to such employee.

     Employees are eligible to participate in the Purchase Plan if they (i) are customarily employed by the Company for more than twenty hours per week and five months in any calendar year and (ii) will not, immediately upon purchasing shares under the Purchase Plan, own directly or indirectly 5% or more of the total combined voting power of all outstanding shares of all classes of stock of the Company. Notwithstanding the foregoing, no employee may purchase shares under the Purchase Plan (or any other plan of the Company intended to qualify under Section 423 of the Code) in any calendar year with an aggregate fair market value (as determined on the first day of the relevant purchase period) in excess of the lesser of 10% of such employee's salary or the maximum value allowed under the Code. Participation in the Purchase Plan ends automatically upon termination of employment with the Company. Rights granted under the Purchase Plan are not transferable other than by will or the laws of descent and distribution.

     The Board may at any time amend or terminate the Purchase Plan so long as such amendment or termination does not result in the failure of rights issued under the Purchase Plan to meet the requirements for employee stock purchase plans as defined in Section 423 of the Code.

     Incentive Compensation Plan. The Company has reserved 950,000 shares of Common Stock for issuance under the Incentive Compensation Plan. The Incentive Compensation Plan will be administered by the Compensation Committee. The Compensation Committee will have full authority, subject to the provisions of the Incentive Compensation Plan, to determine, among other things, the persons to whom awards under the Incentive Compensation Plan ("Awards") will be made, the exercise price, vesting, size and type of such Awards, and the specific performance goals, restrictions on transfer and circumstances for forfeiture applicable to Awards.

     Awards may be made to employees and non-employee directors of the Company or affiliates and other individuals designated by the Compensation Committee. A variety of Awards may be granted under the Incentive Compensation Plan including stock options, stock appreciation rights ("SARs"), restricted stock, performance shares, performance units, cash-based awards, phantom shares and other share-based awards as the Compensation Committee may determine. Stock options granted under the Incentive Compensation Plan may be either incentive stock options intended to qualify under Section 422 of the Code or nonqualified stock options not so intended.

     Provisions regarding the extent to which a participant shall have the right to exercise and/or receive payment for any Award following termination of the participant's employment, directorship or other relationship with the Company shall be determined at the discretion of the Board. In the event of a "change of control" (as defined in the Incentive Compensation Plan), (i) all outstanding options and SARs granted under the Incentive Compensation Plan will become immediately exercisable and remain exercisable throughout their entire term,
(ii) any performance-based conditions imposed with respect to outstanding Awards shall be deemed to be fully earned and a pro rata portion of each such outstanding Award granted for all outstanding performance periods shall become payable in shares of Common Stock, in the case of Awards denominated in shares of Common Stock, and in cash, in the case of Awards denominated in cash, with the remainder of such Award being canceled for no value and (iii) all restrictions imposed on restricted stock that are not performance-based shall lapse. The Board may make equitable adjustments, including with respect to the number and kind of shares issuable under, and the exercise price relating to, Awards as the Board may deem necessary to prevent dilution or accretion of the rights of participants under the Incentive Compensation Plan as a result of changes in the Company's corporate structure or capitalization.

     Awards under the Incentive Compensation Plan are not transferable other than by will or by the laws of descent and distribution, unless otherwise provided by the Board. The Board may amend or terminate the Incentive Compensation Plan except that no amendment shall be made without stockholder approval if such approval is necessary to comply with any applicable regulatory or tax requirements. Notwithstanding the foregoing, in no event may an Award be granted under the Incentive Compensation Plan after June 2008.

     Option Grants. Contemporaneously with the closing of this offering, the Company will grant certain directors and employees of the Company and DCSI stock options to purchase an aggregate of 332,500 shares of Common Stock under the Incentive Compensation Plan. These options will be exercisable at an exercise price equal to the initial public offering price shown on the cover page of this Prospectus. The options granted to the directors will vest on the date of the closing of this offering. The options granted to the employees will vest over a five-year period, with 20% of the options vesting each year, commencing on the first anniversary of the closing of this offering. All of these options will expire ten years from the date of grant.


THE 401(K) PLAN


     The Company has a salary deferral plan, the Datalink Corporation 401(k) Plan (the "401(k) Plan"), which is intended to qualify under Sections 401(a) and 401(k) of the Code. Company employees are eligible to participate in the 401(k) Plan beginning on the first day of the quarter immediately succeeding the commencement of their employment with the Company. Participants may make elective salary reduction contributions to the 401(k) Plan up to a maximum of 10% of their eligible annual compensation, subject to a dollar limit established by law (which limit was $9,500 in 1997). Pursuant to the terms of the 401(k) Plan, the Company is required to match 50% of the participants contribution up to the first 6% of the participants' eligible compensation. The cost of the Company's contributions to the 401(k) Plan for the years ended December 31, 1995, 1996 and 1997, and for the six months ended June 30, 1997 and 1998 were approximately $79,000, $97,000, $126,000, $71,000 and $94,000, respectively. In addition, at the discretion of the Board of Directors, the Company may contribute to a profit sharing portion of the 401(k) Plan to the extent permitted by the Code. The cost of contributions to the profit sharing portion of the 401(k) Plan for the years ended December 31, 1995, 1996 and 1997 were approximately $91,000, $157,000 and $164,000, respectively. The Company did not make any profit sharing contributions to the 401(k) Plan for the six months ended June 30, 1997 and 1998.


     Participants are fully vested at all times in the amounts they contribute to the 401(k) Plan and are always 100% vested upon early or normal retirement. Participants vest at a rate of 20% per year and are fully vested in the Company's matching and discretionary profit sharing contributions after five years. Benefits under the 401(k) Plan generally are distributable after the age of 59 1/2 or become payable upon separation from service, retirement, death or disability.

                              CERTAIN TRANSACTIONS


     In February 1997, the Company entered into a lease agreement for its principal executive offices with Edina Southwest Partners, a Minnesota general partnership ("Edina Partners"). In June 1997, Edina Partners sold the property containing the Company's principal executive offices (the "Property") to 7423 Washington Avenue L.L.P., a Minnesota limited liability partnership ("Washington Avenue L.L.P."), of which six of the Company's current stockholders own, in the aggregate, 100% of the units of interest. Contemporaneously with the purchase of the Property, Washington Avenue L.L.P. executed promissory notes in favor of Norwest Bank Minnesota, N.A. (the "Norwest Note") and Stanley I. Clothier, Trustee of the Stanley I. Clothier Revocable Trust (the "Clothier Note"). The Company has agreed to guarantee the payments under these notes. Contemporaneously with the closing of this offering, the Company's obligations to guarantee these notes will terminate. As of June 30, 1998, the balances on the Norwest Note and Clothier Note were approximately $939,000 and $1.4 million, respectively.


     Additionally, the Washington Avenue L.L.P. agreement provides that in the event that gross revenues of the partnership are insufficient to pay the operating costs of the Property and other necessary business or administrative expenses, the partners, individually and as current stockholders of Datalink, agree to take any and all steps necessary to cause the Company to increase its lease payments on the space it is occupying or to lease additional space in the Property in order to fund such deficit. Contemporaneously with the closing of this offering, the Company's obligations to fund such deficit will terminate. The rent paid by the Company to Washington Avenue L.L.P. in 1997 and the first quarter of 1998 was approximately $197,000 and $51,000, respectively.

     The Company entered into a deferred compensation agreement with Mr. Clothier, a current stockholder and a former officer and director of the Company, whereby the Company is obligated to pay Mr. Clothier (or a designated beneficiary) $7,000 per month for 60 months beginning January 1996. Interest expense under this agreement was $27,794, $24,942 and $10,191 for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1998, respectively.


     All material and affiliated transactions and loans made after the date of this Prospectus will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties, and all such future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the independent, non-affiliated members of the Board of Directors who do not have an interest in the transaction.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information with respect to beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted for the sale of shares offered hereby, by: (i) each person who beneficially owns 5% or more of the Common Stock, (ii) the selling stockholder, (iii) each of the Company's executive officers and directors, and (iv) by all executive officers and directors of the Company as a group. Unless otherwise noted, each person or group identified has sole voting and investment power with respect to the shares shown.



                                                              NUMBER OF
                                                                SHARES            PERCENTAGE OF SHARES
                                                             BENEFICIALLY       BENEFICIALLY OWNED(1)(2)
                                                            OWNED PRIOR TO     ---------------------------
                                                            AND AFTER THE        PRIOR TO        AFTER
                NAME OF BENEFICIAL OWNER                     OFFERING(1)       THE OFFERING   THE OFFERING
                ------------------------                    --------------     ------------   ------------
Greg R. Meland(3).......................................      3,450,690            48.6%          35.6%
Robert D. DeVere(3).....................................      1,095,720            15.4%          11.3%
Stephen M. Howe(3)......................................        712,080            10.0%           7.3%
Joseph J. Kaye(3).......................................        712,080            10.0%           7.3%
Scott D. Robinson(3)....................................        584,430             8.2%           6.0%
Stanley I. Clothier(3)(4)...............................        345,000             4.9%           3.6%
Robert M. Price(5)......................................          6,000                *              *
James E. Ousley(5)......................................          6,000                *              *
Margaret A. Loftus(5)...................................          6,000                *              *
Paul F. Lidsky(5).......................................          6,000                *              *
All executive officers and directors as a group (8
  persons)..............................................      5,866,920            82.4%          60.3%


------------
 *  less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from the date hereof, are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person and owned by a group, but not for the purpose of calculating the percentage of Common Stock owned by any other person.


(2) Includes 200,000 shares of Common Stock issued in connection with the acquisition of DCSI.



(3) The address of each of these individuals is: c/o Datalink Corporation, 7423 Washington Avenue South, Minneapolis, Minnesota 55439.



(4) Assumes no exercise of the Underwriters' over-allotment option. The agreement between the Company, Mr. Clothier and the Underwriters provides that if the over-allotment option is exercised only in part, the Underwriters will first purchase shares from Mr. Clothier, up to a maximum amount of 70,000 shares, and then purchase any additional shares from the Company. If the Underwriters purchase at least 70,000 shares pursuant to their over-allotment option, then Mr. Clothier would beneficially hold 275,000 shares or 2.8%. See "Underwriting."



(5) Includes 6,000 options which such director may exercise upon the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK


     The Company is authorized to issue 50,000,000 shares, par value $0.001 of undesignated capital stock. Until otherwise designated by the Board of directors of the Company, all authorized shares are deemed to be Common Stock. As of the date of this offering, 7,100,000 shares of Common Stock, including the 200,000 shares issued in connection with the acquisition of DCSI, were outstanding and upon closing of this offering, 332,500 shares will be subject to outstanding options granted under the Company's Incentive Compensation Plan.


COMMON STOCK


     Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders. Stockholders do not have cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of Common Stock to elect all the directors then standing for election. After the completion of the offering hereby and assuming no exercise of any stock options or the Underwriters' over-allotment option, the current stockholders will own approximately 73.2% of the Common Stock.


     Subject to the rights and preferences of the Preferred Stock, if any, each share of Common Stock has an equal and ratable right to receive dividends, when, as and if declared by the Company's Board of Directors, out of any funds legally available for the payment thereof. In the event of the liquidation, dissolution or winding up of the Company, after satisfaction of amounts payable to creditors and distribution to the holders of outstanding Preferred Stock, if any, of amounts to which they may be preferentially entitled, holders of the Common Stock are entitled to share ratably, on a per share basis, in the assets available for distribution to the stockholders.

     Holders of Common Stock are not entitled to conversion or preemptive rights. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock to be issued in connection with this offering, will be, fully paid and nonassessable.

UNDESIGNATED STOCK

     The Board of Directors of the Company generally has the power to issue shares of capital stock without stockholder approval. The Board of Directors is authorized to establish the rights, preferences and limitations of this undesignated stock and to divide such shares into classes, with or without voting rights. The ability of the Board of Directors to issue additional shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company. Shares of undesignated stock could be issued with terms, provisions and rights which would make more difficult and, therefore, less likely, a takeover of the Company not approved by the Board of Directors. The rights of the holders of the Common Stock could be adversely affected by the future issuance of undesignated stock.

CERTAIN PROVISIONS OF MINNESOTA LAW

     The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny stockholders the receipt of a premium for their Common Stock. Section 302A.671 basically provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the stockholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an "interested shareholder," unless the "business combination" is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have outstanding 9,700,000 shares of Common Stock (assuming the Underwriters' over-allotment option is not exercised). Of these outstanding shares, the 2,600,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in the Securities Act), which will be subject to the resale limitations under Rule 144 adopted under the Securities Act. The 7,100,000 shares of Common Stock held by the current stockholders are "restricted" securities within the meaning of Rule 144 and may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144.



     In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year but less than two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 97,000 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons) other than an "affiliate" who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person who directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Rule 144A under the Securities Act as currently in effect permits the immediate sale by current holders of restricted shares of all or a portion of their shares to certain qualified institutional buyers described in Rule 144A, subject to certain conditions.


     The current stockholders have agreed that they will not sell any shares of capital stock of the Company, either publicly or privately, without the prior consent of Needham & Company, Inc. for a period of 180 days from the date of this Prospectus.


     The Company has reserved an aggregate of 950,000 shares of Common Stock for issuance pursuant to the Incentive Compensation Plan. Upon the closing of this offering, options to purchase a total of 332,500 shares of Common Stock will be granted to certain employees and directors of the Company under the Incentive Compensation Plan. Additionally, the Company has reserved an aggregate of 250,000 shares of Common Stock for issuance pursuant to the Employee Stock Purchase Plan. As of the date of this Prospectus, no shares of Common Stock have been issued under the Employee Stock Purchase Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act within 30 days after the date of this Prospectus to register the shares to be issued pursuant to the Incentive Compensation Plan and Employee Stock Purchase Plan, respectively. Shares of Common Stock issued under these plans after the effective date of such registration statements will be freely tradeable in the public market, subject to the lock-up restrictions and subject in the case of sales by affiliates to the amount, manner of sale notice and public information requirements of Rule 144.


     There has been no prior market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the offering contemplated by this Prospectus. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), for whom Needham & Company, Inc., Cruttenden Roth Incorporated and John G. Kinnard and Company Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase an aggregate of 2,600,000 shares of Common Stock from the Company at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, in the amounts set forth opposite their respective names below.

                        UNDERWRITER                             PARTICIPATION
                        -----------                             -------------
Needham & Company, Inc......................................
Cruttenden Roth Incorporated................................
John G. Kinnard and Company, Incorporated...................

                                                                  ---------
     Total..................................................      2,600,000
                                                                  =========

     The underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession of not more
than $      per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $      per share to certain other dealers. After
the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company and Stanley I. Clothier have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 320,000 and 70,000 additional shares of Common Stock, respectively, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The agreement between the Company, Mr. Clothier and the Underwriters provide that if the over-allotment option is exercised only in part, the Underwriters will first purchase shares from Mr. Clothier, up to a maximum amount of 70,000 shares, and then purchase any additional shares from the Company. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of Common Stock offered hereby. To the extent that the Underwriters exercise the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock which is proportionate to such Underwriter's initial commitment as set forth in the table above.

     The Company, its officers and directors and current stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible or exchangeable for securities which are substantially similar to the shares of Common Stock other than pursuant to the Incentive Compensation Plan or the Purchase Plan without the prior written consent of Needham & Company, Inc., except for the shares of common Stock offered in connection with this offering.

     The Representatives have informed the Company that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.

     Prior to this offering, there has not been a public market for the Common Stock of the Company. Consequently, the initial public offering price of the Common Stock was determined by arms-length negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered by the Company and the Representatives in pricing the Common Stock are the results of operations, the current financial condition and future prospects of the Company, the experience of management, the amounts of ownership to be retained by the current stockholders, the general condition of the economy and the securities markets, the demand for similar securities of companies considered comparable to the Company and other factors deemed relevant.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with the Exchange Act pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such shares of Common Stock or may exercise the Underwriters' over-allotment option referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under the contractual arrangements with the Underwriters whereby the Representatives may reclaim from an Underwriter (or dealers participating in the offering), for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in stabilization or syndicate covering transactions or otherwise. Any of these activities may stabilize or maintain the price of the Common Stock at a level above which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if they are undertaken they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Messerli & Kramer P.A., Minneapolis, Minnesota. Certain legal matters will be passed upon for the Underwriters by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota.

                                    EXPERTS


     The balance sheets of Datalink Corporation as of December 31, 1996 and 1997 and the statements of operations, retained earnings (accumulated deficit) and cash flows for each of the three years in the period ended December 31, 1997 included in this Prospectus have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS


     In November 1997, the Company engaged PricewaterhouseCoopers LLP (formerly known as Coopers & Lybrand L.L.P.) as its independent public accountants to audit the financial statements as of December 31, 1995, 1996 and 1997 and for each of the three years ended December 31, 1997. The decision to dismiss Hansen, Jergenson, Nergaard & Co., LLP and engage PricewaterhouseCoopers LLP as the Company's independent public accountants was approved by the Board of Directors. The report of Hansen, Jergenson, Nergaard & Co., LLP as of December 31, 1996 and for the year then ended, not included herein, does not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's two most recent fiscal years and the subsequent interim period preceding the former auditors' dismissal, there were no disagreements with the former auditors on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the former auditor's satisfaction, would have caused them to make reference to the subject matter in their report. Prior to retaining PricewaterhouseCoopers LLP, the Company did not consult with PricewaterhouseCoopers LLP regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the Company's financial statements or any other matter.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each such instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549 at the prescribed rates. Also, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Web site is http://www.sec.gov.

                                    GLOSSARY

AIT...........................   Advanced Intelligent Tape. An 8 mm helical scan
                                 tape technology developed by Sony Corporation.

ARCHIVE.......................   A repository for information separate from the
                                 primary storage system. Data is often deleted from the primary storage system once placed in the archive system.

CLOSED SYSTEMS................   Computers or computing environments that rely
                                 on proprietary components and use software often only available from a single source.

CLUSTERING SOFTWARE...........   Software that allows a user's software
                                 application to interact with a cluster of host servers as if the cluster were a single host.
                                 Clustering software is designed to increase both availability (by providing alternative processing capacity in the event of a host failure) and scaleability (by sharing resources among a number of hosts in the cluster).

CPU...........................   Central Processing Unit. A microprocessor chip
                                 or circuit board that performs the bulk of data processing in a computer.

DDS...........................   Digital Data Storage. A 4mm helical scan tape
                                 technology developed by Sony Corporation. Also known as digital audio tape ("DAT").

DIGITAL LINEAR TAPE...........   A half-inch, serpentine linear tape technology
                                 originally developed by Digital but is now designed, manufactured and marketed by Quantum.

DISK ARRAY....................   A number of disk drives grouped together into a
                                 storage system and attached to a host computer as a single unit. This grouping can achieve superior performance and reliability over single disk drives while providing enhanced management capabilities.

FIBRE CHANNEL.................   A new high speed serial interface standard
                                 developed and recently formalized by the American National Standards Institute.

GB............................   Gigagbyte. 1,024 megabytes.

HIGH AVAILABILITY.............   The capability of a system to perform its
                                 functions with extremely little downtime by incorporating redundant components and systems.

HOT BACKUP....................   The capability of a storage system to be backed
                                 up while the system remains powered on and operative.

HSM...........................   Hierarchical Storage Management. An information
                                 storage system which automatically migrates the least used data to a lower cost storage medium.
                                 This data is transparently recalled to primary storage when accessed by users.

INTERFACE.....................   The circuit board and cabling used to connect a
                                 host computer with its storage system. SCSI, Ultra SCSI and Fibre Channel are three predominant interface technologies used in the Open Systems market.

MB............................   Megabyte. 1,048,576 bytes, a unit of
                                 measurement for data storage.

NEAR ON-LINE..................   Data appears on-line, but access is slower
                                 (generally measured in seconds) than on-line storage. Near on-line storage systems typically use optical jukeboxes or tape-based libraries.

ON-LINE.......................   Data stored in hard disk or disk array systems
                                 using standard file systems that can be
                                 accessed at speeds measured in milliseconds.

OPEN SYSTEMS..................   Computers or networked computing environments
                                 based on published non-proprietary standards.
                                 These environments are characterized by the interoperability of computing and storage systems from multiple suppliers.

PERMANENCE....................   The degree to which stored data is retained for
                                 future access.

RAID..........................   Redundant Array of Independent Disks. A Disk
                                 Array storage system with fault tolerance built into its disk, power, cooling and/or processing components.

SAN...........................   Storage Area Network. A dedicated, high speed
                                 network used to interconnect one or many shared storage devices to multiple servers or cluster servers.

SCSI..........................   Small Computer Systems Interface. A commonly
                                 used interface standard developed by the American National Standards Institute. This standard defines the connection of peripheral devices (primarily information storage) to host computer systems.

ULTRA SCSI....................   The latest high performance version of the SCSI
                                 specification which includes Ultra-1 (up to 40
                                 MB per second) and Ultra-2 (up to 80 MB per second) standards.

UNIX..........................   A multi-user, multi-tasking operating system
                                 commonly used in Open Systems. Versions of UNIX are available from a variety of suppliers.

WINDOWS NT....................   A multi-user, multi-tasking operating system
                                 commonly used in Open Systems. Available only from Microsoft Corporation.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Retained Earnings (Accumulated Deficit).......  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Datalink Corporation:

     We have audited the accompanying balance sheets of Datalink Corporation as of December 31, 1996 and 1997, and the related statements of operations, retained earnings (accumulated deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Datalink Corporation as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                          /s/ PricewaterhouseCoopers LLP


Minneapolis, Minnesota
February 25, 1998, except as to

  the first paragraph of Note 5 and


  Note 11, as to which the date is


  June 2, 1998 and Note 12, as to which


  the date is July 15, 1998.

                              DATALINK CORPORATION

                                 BALANCE SHEETS


                                                                                         JUNE 30, 1998
                                                                                          (UNAUDITED)
                                                                   ---------------------------------------------------------
                                                                                     PRO FORMA ADJUSTMENTS
                                                                                 -----------------------------
                                                                                 TERMINATION    TERMINATION OF
                                             DECEMBER 31,                           OF PUT      S CORPORATION
                                       -------------------------                   OPTIONS          STATUS        PRO FORMA
                                          1996          1997         ACTUAL        (NOTE 3)        (NOTE 3)       (NOTE 3)
                                          ----          ----         ------      -----------    --------------    ---------
ASSETS
Current assets:
  Cash..............................   $   221,871   $ 1,163,107   $  348,697                                    $   348,697
  Accounts receivable, net..........     8,116,155    11,280,738   12,254,733                                     12,254,733
  Inventories.......................     6,011,391     4,661,378    4,613,053                                      4,613,053
  Other current assets..............        75,151        78,705      676,730                                        676,730
  Deferred income taxes.............                                                             $   239,000     $   239,000
                                       -----------   -----------   -----------                   -----------     -----------
    Total current assets............    14,424,568    17,183,928   17,893,213                        239,000      18,132,213
Property and equipment, net.........       898,515     1,478,122    1,757,671                                      1,757,671
Other assets........................        31,587        42,503       44,550                                         44,550
Deferred income taxes...............                                                                   3,000           3,000
                                       -----------   -----------   -----------                   -----------     -----------
    Total assets....................   $15,354,670   $18,704,553   $19,695,434                   $   242,000     $19,937,434
                                       ===========   ===========   ===========                   ===========     ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIENCY)
Current liabilities:
  Book cash overdraft...............                                1,044,136                                      1,044,136
  Line of credit....................     2,796,528     3,935,417    2,822,029                                      2,822,029
  Accounts payable..................     5,079,441     4,928,617    5,474,813                                      5,474,813
  Accrued expenses..................     1,160,078     1,493,317    1,299,169                                      1,299,169
  Deferred compensation,
    current portion.................        59,058        65,242       68,574                                         68,574
  Distribution payable to
    stockholders....................                                                               8,870,057       8,870,057
                                       -----------   -----------   -----------                   -----------     -----------
    Total current liabilities.......     9,095,105    10,422,593   10,708,721                      8,870,057      19,578,778
Deferred compensation, less current
  portion...........................       216,939       151,697      116,556                                        116,556
Commitments and contingencies
Common stock, subject to put option;
  $0.001 par value, 50,000,000
  shares authorized, 6,900,000
  shares issued and outstanding.....     9,338,605    13,873,980   16,173,980    $(16,173,980)
Stockholders' equity (deficiency):
  Common stock, $0.001 par value,
    50,000,000 shares authorized,
    6,900,000 shares issued and
    outstanding.....................                                                    6,900                          6,900
  Retained earnings (accumulated
    deficit)........................    (3,295,979)   (5,743,717)  (7,303,823)     16,167,080     (8,628,057)        235,200
                                       -----------   -----------   -----------   ------------    -----------     -----------
    Total stockholders' equity
      (deficiency)..................    (3,295,979)   (5,743,717)  (7,303,823)     16,173,980     (8,628,057)        242,100
                                       -----------   -----------   -----------   ------------    -----------     -----------
    Total liabilities and
      stockholders' equity
      (deficiency)..................   $15,354,670   $18,704,553   $19,695,434   $               $   242,000     $19,937,434
                                       ===========   ===========   ===========   ============    ===========     ===========


    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

                            STATEMENTS OF OPERATIONS


                                                                                    SIX MONTHS ENDED
                                                                                        JUNE 30,
                                           YEAR ENDED DECEMBER 31,                    (UNAUDITED)
                                  -----------------------------------------         ----------------
                                     1995           1996           1997           1997           1998
                                     ----           ----           ----           ----           ----
Net sales.....................    $38,047,884    $54,651,868    $71,255,299    $31,265,615    $36,627,004
Cost of sales.................     30,355,954     42,872,380     55,719,303     24,462,282     27,644,047
                                  -----------    -----------    -----------    -----------    -----------
     Gross profit.............      7,691,930     11,779,488     15,535,996      6,803,333      8,982,957
Operating expenses:
  Sales and marketing.........      2,487,295      3,606,567      5,191,040      2,187,581      3,054,351
  General and
     administrative...........      2,117,694      2,382,166      3,010,450      1,386,362      1,713,109
  Engineering.................        466,445        632,660        926,008        492,707        691,007
                                  -----------    -----------    -----------    -----------    -----------
     Operating income.........      2,620,496      5,158,095      6,408,498      2,736,683      3,524,490
Interest expense..............        306,182        285,905        332,562        166,139        105,496
                                  -----------    -----------    -----------    -----------    -----------
Net income....................    $ 2,314,314    $ 4,872,190    $ 6,075,936    $ 2,570,544    $ 3,418,994
                                  ===========    ===========    ===========    ===========    ===========
Historical net income per
  share, basic and diluted....    $      0.34    $      0.71    $      0.88    $      0.37    $      0.50
                                  ===========    ===========    ===========    ===========    ===========
  Weighted average shares
     outstanding, basic and
     diluted..................      6,900,000      6,900,000      6,900,000      6,900,000      6,900,000
Pro forma data
  (unaudited -- see Note 3):
  Income before income
     taxes....................                                  $ 6,075,936    $ 2,570,544    $ 3,418,994
  Pro forma income taxes......                                    2,430,374      1,028,218      1,333,408
                                                                -----------    -----------    -----------
  Pro forma net income........                                  $ 3,645,562    $ 1,542,326    $ 2,085,586
                                                                ===========    ===========    ===========
  Pro forma net income per
     share -- basic and
     diluted..................                                  $      0.46    $      0.20    $      0.27
                                                                ===========    ===========    ===========
Shares used in computing pro
  forma net income per share
  (see Note 3)................                                    7,853,770      7,853,770      7,853,770
                                                                ===========    ===========    ===========


    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

             STATEMENTS OF RETAINED EARNINGS (ACCUMULATED DEFICIT)


                                                                   TOTAL
                                                                   -----
Balance, December 31, 1994 (see Note 9).....................    $(1,330,997)
Net income..................................................      2,314,314
Cash dividends of $0.19 per share...........................     (1,342,400)
Accretion of common stock value.............................     (1,926,492)
                                                                -----------
Balance, December 31, 1995..................................     (2,285,575)
Net income..................................................      4,872,190
Cash dividends of $0.27 per share...........................     (1,894,600)
Accretion of common stock value.............................     (3,987,994)
                                                                -----------
Balance, December 31, 1996..................................     (3,295,979)
Net income..................................................      6,075,936
Cash dividends of $0.58 per share...........................     (3,988,299)
Accretion of common stock value.............................     (4,535,375)
                                                                -----------
Balance, December 31, 1997..................................     (5,743,717)
Net income (unaudited)......................................      3,418,994
Cash dividends of $0.39 per share (unaudited)...............     (2,679,100)
Accretion of common stock value (unaudited).................     (2,300,000)
                                                                -----------
Balance, June 30, 1998 (unaudited)..........................    $(7,303,823)
                                                                ===========


    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                                      SIX MONTHS
                                          YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                 ------------------------------------------   ---------------------------
                                     1995           1996           1997           1997           1998
                                     ----           ----           ----           ----           ----
Cash flows from operating
  activities:
  Net income...................  $  2,314,314   $  4,872,190   $  6,075,936   $  2,570,544   $  3,418,994
  Adjustments to reconcile net
  income to net cash provided
  by operating activities:
     Provision for bad debts...        11,034         69,109         27,235                        15,000
     Depreciation and
       amortization............       128,804        146,648        177,302         84,444        109,482
     Loss on disposal of
       property and
       equipment...............                                       9,527                           598
     Changes in operating
       assets and liabilities:
       Accounts receivable.....       480,317     (3,321,609)    (3,191,818)      (673,424)      (988,995)
       Inventories.............       132,036     (2,921,963)     1,350,013      2,236,457         48,325
       Other current assets....        (5,565)       (36,031)        (3,554)       (41,193)      (598,025)
       Other assets............       (18,430)         4,556        (10,916)       (14,093)        (2,047)
       Accounts payable........      (662,561)     3,106,571       (150,824)    (1,233,063)       546,196
       Accrued expenses........      (105,164)       599,324        333,239       (345,038)      (194,148)
       Deferred compensation...        54,675        (56,206)       (59,058)       (33,734)       (31,809)
                                 ------------   ------------   ------------   ------------   ------------
     Net cash provided by
       operating activities....     2,329,460      2,462,589      4,557,082      2,550,900      2,323,571
                                 ------------   ------------   ------------   ------------   ------------
Cash flows from investing
  activities:
  Purchase of property and
     equipment.................      (286,325)      (337,363)      (766,436)      (459,404)      (389,629)
                                 ------------   ------------   ------------   ------------   ------------
Cash flows from financing
  activities:
  Proceeds from borrowings on
     line of credit............    39,078,300     52,657,600     70,372,500     31,029,500     35,997,000
  Principal payments on line of
     credit....................   (39,712,195)   (52,777,009)   (69,233,611)   (30,617,905)   (37,110,388)
  Dividends paid...............    (1,342,400)    (1,894,600)    (3,988,299)    (2,793,300)    (2,679,100)
  Principal payments on notes
     payable, related
     parties...................      (250,000)
  Book cash overdraft..........                                                    620,171      1,044,136
                                 ------------   ------------   ------------   ------------   ------------
     Net cash (used in)
       provided by financing
       activities..............    (2,226,295)    (2,014,009)    (2,849,410)    (1,761,534)    (2,748,352)
                                 ------------   ------------   ------------   ------------   ------------
Increase (decrease) in cash....      (183,160)       111,217        941,236        329,962       (814,410)
Cash, beginning of year........       293,814        110,654        221,871        221,871      1,163,107
                                 ------------   ------------   ------------   ------------   ------------
Cash, end of year..............  $    110,654   $    221,871   $  1,163,107   $    551,833   $    348,697
                                 ============   ============   ============   ============   ============


    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


1. DESCRIPTION OF BUSINESS:

     Datalink Corporation (the Company) analyzes, custom designs, integrates or manufactures, installs and supports high-end Open Systems data storage solutions for end-users, value-added resellers and original equipment manufacturers. In May 1996, the Company became an ISO 9001 registered organization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     INTERIM FINANCIAL STATEMENTS
 3
P

     The financial statements as of June 30, 1998, and for the six months ended June 30, 1997 and 1998, are unaudited. In the opinion of management, this financial information includes all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information set forth herein. The results of operations for the six months ended June 30, 1998, are not necessarily indicative of the results to be expected for the full year.


     CASH:

     The Company maintains its cash principally with one financial institution.

     INVENTORIES:

     Inventories, principally consisting of data storage products and components, are valued at the lower of cost or market with cost determined on a first-in, first-out (FIFO) method.

     PROPERTY AND EQUIPMENT:

     Property and equipment, including purchased software, are stated at cost. Depreciation is provided by charges to operations using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the underlying lease term. The costs and related accumulated depreciation and amortization on asset disposals are removed from the accounts and any gain or loss is included in operations. Major renewals and betterments are capitalized, while maintenance and repairs are charged to current operations when incurred.

     INCOME TAXES:

     The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code (the Code) and comparable state income tax law. Under those provisions, the Company's income is reported on the individual tax returns of the Company's stockholders. As such, the Company is generally not subject to corporate income taxes. Therefore, no provision or liability for income taxes is reflected in the financial statements for the Company.

     Concurrent with the Company's proposed initial public offering (the Offering), (see Note 11), the Company's S corporation status will terminate and it will become subject to federal and state income taxes (see Note 3).

     REVENUE RECOGNITION:

     The Company recognizes product revenue as its products are shipped or following customer acceptance for products under evaluation. The Company provides an allowance for estimated returns when revenues are

                              DATALINK CORPORATION
recognized. Revenues and expenses related to sales of maintenance contracts fulfilled by third parties are recognized upon execution of the contracts.

     NET INCOME PER SHARE:

     Basic net income per share is computed using the weighted average number of shares outstanding. The diluted net income per share includes the effect of common stock equivalents, if any, for each period. The Company does not have any common stock equivalents.

     USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowance for doubtful accounts receivable and reserves for excess and obsolete inventories.

     CONCENTRATION OF CREDIT RISK:

     The Company's customer base is diversified; however, a substantial portion of its customers are located in the upper Midwest. The Company does not require collateral for customer accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and establishes allowances for estimated uncollectible accounts when necessary.

     BUSINESS SEGMENTS:

     Effective at year end 1998, the Company will adopt SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. The Company believes that it will report its operations as a single segment under SFAS No. 131.

3. PRO FORMA DATA (UNAUDITED):

     PRO FORMA BALANCE SHEET DATA:


     The pro forma balance sheet of the Company as of June 30, 1998 reflects (i) the reclassification of common stock subject to put option to stockholders' equity to reflect termination of the put options concurrent with the Offering (see Note 9), (ii) a distribution payable to the stockholders of the Company of all previously taxed, but undistributed, S corporation earnings (estimated at $8,870,057 had the termination occurred on June 30, 1998), and (iii) a net deferred tax asset which will be recorded by the Company upon termination of its S corporation status as a result of the Offering (estimated at $242,000 as of June 30, 1998).


     The deferred income tax asset will represent the tax effect of the cumulative differences between the financial reporting and income tax bases of assets and liabilities as of the termination of the S corporation status, and will be recorded as an income tax benefit in the quarter in which the Offering is completed. Deferred income taxes result from temporary differences between financial reporting and income tax reporting based on enacted rates in effect for periods in which these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable for the period plus the change during the period in deferred tax assets and liabilities.

                              DATALINK CORPORATION

     The actual deferred tax asset recorded will be adjusted to reflect the effect of operations from July 1, 1998 through the actual termination of the S corporation status. In addition, the actual amount of the distribution will be adjusted to reflect the S corporation's pro rata portion of the Company's 1998 taxable income and any stockholder distributions from July 1, 1998 through the termination of the S corporation status.


     PRO FORMA STATEMENT OF OPERATIONS DATA:


     Concurrent with the Offering, the Company will terminate its status as an S corporation and will be subject to federal and state income taxes. Accordingly, for informational purposes, the accompanying statements of operations for the year ended December 31, 1997 and the six months ended June 30, 1997 and 1998, include a pro forma adjustment for the income taxes which would have been recorded if the Company had been a C corporation, based on the tax laws in effect during the period. The pro forma adjustment for income taxes does not include a one-time income tax benefit related to the recognition of a net deferred tax asset which will be recorded by the Company upon terminating its S corporation status (estimated at $242,000 as of June 30, 1998).


     PRO FORMA NET INCOME PER SHARE:


     Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding (6,900,000 shares) for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price, after deducting the underwriting discount, to fund the distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings, estimated at $8,870,057 (or 953,770 shares) had the termination occurred on June 30, 1998. The Company does not have any common stock equivalents.


4. SELECTED BALANCE SHEET INFORMATION:

     The following provides additional balance sheet information as of:


                                                              DECEMBER 31,
                                                       ---------------------------
                                                          1996            1997          JUNE 30, 1998
                                                          ----            ----          -------------
Accounts receivable:
  Accounts receivable..............................    $8,176,155      $11,340,738       $12,329,733
  Less allowance for doubtful accounts.............        60,000           60,000            75,000
                                                       ----------      -----------       -----------
                                                       $8,116,155      $11,280,738       $12,254,733
                                                       ==========      ===========       ===========
Property and equipment:
  Leasehold improvements...........................    $  132,784      $   223,356       $   225,167
  Equipment........................................       608,000          761,059           803,111
  Computers and purchased software.................       914,652        1,262,249         1,606,520
                                                       ----------      -----------       -----------
                                                        1,655,436        2,246,664         2,634,798
  Less accumulated depreciation and amortization...       756,921          768,542           877,127
                                                       ----------      -----------       -----------
                                                       $  898,515      $ 1,478,122       $ 1,757,671
                                                       ==========      ===========       ===========
Accrued expenses:
  Commissions......................................    $  644,165      $   942,051       $   831,718
  Other............................................       515,913          551,266           467,451
                                                       ----------      -----------       -----------
                                                       $1,160,078      $ 1,493,317       $ 1,299,169
                                                       ==========      ===========       ===========

                              DATALINK CORPORATION

5. BORROWING ARRANGEMENTS:


     Effective June 1, 1998, the Company renewed its revolving credit agreement with a bank (the Credit Agreement). Under the Credit Agreement, the Company may borrow up to $10,000,000 ($8,000,000 as of December 31, 1997) with borrowings limited to the sum of 80% of eligible accounts receivable plus 35% of eligible inventories, as defined. Borrowings under the Credit Agreement were $2,822,029 and $3,935,417 as of June 30, 1998 and December 31, 1997, respectively, with interest at the bank's reference rate. Borrowings under the Credit Agreement were $2,796,528 with interest at the bank's reference rate plus 0.50% as of December 31, 1996. The bank's reference rate was 8.25%, 8.5% and 8.5% as of December 31, 1996 and 1997 and June 30, 1998, respectively.


     The line of credit is collateralized by substantially all assets of the Company. The agreement includes various covenants, including requirements to maintain certain levels of net income and tangible net worth and limitations on the payment of dividends and property and equipment acquisitions.


     Included in cash on the balance sheet is $114,000, $260,000 and $156,000 as of December 31, 1996 and 1997 and June 30, 1998, respectively, which was held in a restricted collateral cash account. These amounts were applied to reduce bank borrowings in the month following the period end.


6. DEFERRED COMPENSATION AGREEMENT:


     The Company has a deferred compensation agreement with a retired officer who is also a stockholder. The Company is obligated to pay the retired officer (or a designated beneficiary) $7,000 per month for 60 months beginning January 1996. The Company's obligation under the agreement is not funded. The present value of the Company's liability related to the deferred compensation agreement was $275,997, $216,939 and $185,130 as of December 31, 1996 and 1997 and June
30, 1998, respectively, with interest computed at 10%.



     Interest expense related to the agreement was $27,794, $24,942, $13,266 and $10,191 for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1997 and 1998, respectively (none in 1995). The Company recorded $54,675 of compensation expense related to the agreement in the year ended December 31, 1995.


7. LEASE COMMITMENTS AND CONTINGENCIES:


     The Company leases an office and warehouse facility under terms of an operating lease with a partnership in which a stockholder of the Company is a general partner. During 1997, the office and warehouse facility were sold to a limited liability partnership in which all stockholders of the Company are limited partners. In connection with the purchase of the property, the limited liability partnership executed promissory notes in favor of a bank and a stockholder of the Company. The Company has guaranteed payments due under these notes. As of June 30, 1998, the balances of the notes payable to the bank and the stockholder were $938,885 and $1,364,697, respectively. The lease expires in December 1999. The Company also leases office space from nonaffiliated entities under operating lease agreements that expire at various dates through 2000. In addition to minimum rents, the leases require the Company to pay certain operating costs of the lessor.

                              DATALINK CORPORATION

     As of December 31, 1997, future minimum lease payments due under noncancellable operating leases are as follows:

                                                                RELATED
                         YEAR ENDED                              PARTY       OTHER       TOTAL
                         ----------                             -------      -----       -----
   1998.....................................................    $151,464    $ 82,743    $234,207
   1999.....................................................     151,464      46,153     197,617
   2000.....................................................                  21,420      21,420
                                                                --------    --------    --------
                                                                $302,928    $150,316    $453,244
                                                                ========    ========    ========

     Total rent expense, including certain lessor operating costs charged to the Company, is as follows:


                                                                                    SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31               JUNE 30,
                                              --------------------------------    --------------------
                                                1995        1996        1997        1997        1998
                                                ----        ----        ----        ----        ----
Related party.............................    $132,511    $128,573    $197,363    $ 80,575    $ 83,248
Other.....................................      71,818      90,361     119,620      54,073      68,973
                                              --------    --------    --------    --------    --------
                                              $204,329    $218,934    $316,983    $134,648    $152,221
                                              ========    ========    ========    ========    ========


8. EMPLOYEE BENEFIT PLAN:


     The Company has a defined contribution retirement plan for eligible employees. Employees may contribute up to 10% of their pretax compensation to the 401(k) portion of the plan. The Company is required to match 50% of an employee's contribution up to the first 6% of an employee's eligible compensation. The cost of the Company's contributions to the 401(k) portion of the plan for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998, was $78,540, $97,350, $126,404, $70,727 and
$93,769, respectively.



     At the discretion of the Board of Directors, the Company may also make profit sharing contributions to the plan, to the extent permitted by the Internal Revenue Code. The cost of the Company's profit sharing contributions to the plan for the years ended December 31, 1995, 1996 and 1997 was $91,044, $156,500 and $164,350, respectively. The Company did not make any profit sharing contributions to the plan for the six months ended June 30, 1997 and 1998.


9. COMMON STOCK BUY-SELL AGREEMENT:


     As of June 30, 1998, the Company and all of its stockholders had entered into a Stock Purchase Agreement (the Agreement) effective April 1, 1992 that restricts the right of each stockholder to dispose of or encumber any shares of the Company's common stock and dictates terms for transfer of the shares. Upon the death, disability or termination of employment, each stockholder is required to put his shares to the Company, and the Company is obligated to purchase all shares owned by that stockholder at a price determined pursuant to terms of the Agreement. In connection therewith, the value of the common stock subject to put options has been accreted to the value determined according to terms of the Agreement. Effective November 1, 1996, the Agreement was amended to allow a retired stockholder to retain his shares until either he or his legal representative require the Company to purchase his shares, or until his death.


     In connection with the Offering, and pursuant to accounting rules and regulations applicable to public companies, the Company has adjusted its financial statements to reclassify the carrying value of common stock pursuant to the Agreement out of stockholders' equity. The effect of this restatement was to increase the carrying value of common stock subject to the put options, and decrease stockholders' equity by $3,424,119,

                              DATALINK CORPORATION

$5,350,611, $9,338,605, and $13,873,980 and $16,173,980 as of December 31, 1994,
1995, 1996 and 1997, and June 30, 1998, respectively. The Company's earnings available to common stockholders is the same as the Company's net income because the accretion of the common stock to its put option value results from the same put option terms for all common stockholders. Accordingly, the accretion of the common stock to its put option value is allocable to all of the Company's common stockholders.


     The Company is the owner and beneficiary of term life insurance policies with face values ranging from $1,605,000 to $9,472,000 insuring five of its stockholders. The Company is also the owner and beneficiary of disability insurance policies insuring five of its stockholders. Any proceeds from these life and disability insurance policies would be used to fund at least a portion of the Company's obligations under the Agreement in the event of death or disability.


     The Company is also the owner and beneficiary of two life insurance policies with a combined face value of $1,000,000 insuring the life of the retired stockholder. The cash surrender value of these policies was $26,587, $25,547 and $25,547 as of December 31, 1996 and 1997 and June 30, 1998,
respectively, and is included in other assets.


10. SUPPLEMENTAL CASH FLOW INFORMATION:

     The following provides supplemental information concerning the statements of cash flows:


                                                                                             SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                                             ------------------------------------      ----------------------
                                               1995          1996          1997          1997          1998
                                               ----          ----          ----          ----          ----
Cash paid for interest.................      $314,919      $286,745      $327,496      $166,687      $100,709
Noncash transactions:
  Purchase of property and equipment
     included in accounts payable......                     158,000


11. RECAPITALIZATION:

     As discussed in Notes 2 and 3, the Company is contemplating an initial public offering of 2,600,000 shares of its common stock (the Offering). In connection therewith, on June 1, 1998, the Company's Board of Directors and stockholders approved an amendment to the Company's Certificate of Incorporation to be filed prior to the Offering to increase the number of authorized shares of common stock to 50,000,000 and change the par value of the common stock to $0.001. Pursuant to the Company's amended Certificate of Incorporation, all such authorized shares are deemed to be common stock until otherwise designated by the Board of Directors. Also, on June 1, 1998, the Company's Board of Directors and stockholders authorized a 690-for-1 stock split of its common stock to be effected prior to the Offering. The stock split has been retroactively reflected in the accompanying financial statements.

     In connection with the Offering, the Company has reserved an aggregate of 950,000 shares of common stock for issuance pursuant to the Company's Incentive Compensation Plan. The terms of the plan allow for a variety of awards including stock options, stock appreciation rights, restricted stock, performance shares, performance units, cash-based awards, phantom shares and other share-based awards as determined by the Company's Compensation Committee (the Committee). Also, in connection with the Offering, the Company has reserved 250,000 shares of common stock for issuance pursuant to the Company's Employee Stock Purchase Plan. Under terms of the Employee Stock Purchase Plan, eligible employees will be granted an option to purchase a designated number of shares of common stock at a purchase price as determined by the Committee, but at no less than 85% of the lower of the market price on the first or last day of the purchase period.

                              DATALINK CORPORATION

12. BUSINESS ACQUISITION:


     On July 15, 1998, the Company acquired Direct Connect Systems, Inc. ("DCSI"), a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data storage solutions principally for end-users located in the Southeastern portion of the United States. In addition to its Marietta headquarters, DCSI has field sales offices in Herndon, Virginia, Charlotte, North Carolina, and Melbourne and Tampa, Florida.



     Under terms of the acquisition, the Company acquired all of DCSI's capital stock in exchange for $2 million cash and 200,000 shares of the Company's Common Stock, subject to certain post-closing adjustments. Under terms of the acquisition, certain DCSI employees were also paid $500,000 in the aggregate under noncompetition agreements.

 GRAPHIC DESCRIPTION: MAP OF UNITED STATES SHOWING THE COMPANY'S CURRENT SALES
                                  TERRITORIES.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     1
RISK FACTORS..........................     5
USE OF PROCEEDS.......................    11
TERMINATION OF S CORPORATION STATUS
  AND PUT OPTION AND DIVIDEND POLICY..    12
CAPITALIZATION........................    13
DILUTION..............................    14
SELECTED HISTORICAL AND PRO FORMA
  FINANCIAL DATA......................    15
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    17
BUSINESS..............................    22
MANAGEMENT............................    30
CERTAIN TRANSACTIONS..................    34
PRINCIPAL STOCKHOLDERS................    36
DESCRIPTION OF CAPITAL STOCK..........    37
SHARES ELIGIBLE FOR FUTURE SALE.......    38
UNDERWRITING..........................    39
LEGAL MATTERS.........................    40
EXPERTS...............................    40
CHANGE IN ACCOUNTANTS.................    41
ADDITIONAL INFORMATION................    41
GLOSSARY..............................    42
FINANCIAL STATEMENTS..................   F-1


                            ------------------------
     UNTIL                        (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                2,600,000 Shares
                                 DATALINK LOGO

                                  Common Stock


                             ---------------------
                                   PROSPECTUS
                             ---------------------

                            Needham & Company, Inc.

                       CRUTTENDEN ROTH INCORPORATED LOGO

                          John G. Kinnard and Company,

                                  Incorporated

                                  -----------

                                           , 1998

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions and the Representative's non-accountable expense allowance, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq Stock Market listing fee.

                                                                  AMOUNT
                                                                  ------
SEC Registration Fee........................................    $  9,703.00
NASD Filing Fee.............................................       3,789.00
Nasdaq Stock Market Listing Fee.............................      81,625.00
Accounting Fees and Expenses................................     180,000.00
Legal Fees and Expenses.....................................     150,000.00
Printing Expenses...........................................      45,000.00
Blue Sky Fees and Expenses..................................       5,000.00
Transfer Agent Fees and Expenses............................       1,000.00
Miscellaneous...............................................      23,883.00
                                                                -----------
     Total..................................................    $500,000.00
                                                                ===========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Amended and Restated Articles of Incorporation limit the liability of directors to the maximum extent permitted by the Minnesota Business Corporation Act. Specifically, directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability due to (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions; (iv) violations of certain Minnesota securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under the federal securities laws is not limited by the Amended and Restated Articles of Incorporation.

     The Minnesota Business Corporation Act requires that the Company indemnify any director or officer made or threatened to be made a party to a legal proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. A "proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the Company. Reference is made to the detailed terms of the Minnesota indemnification statute (Minn. Stat. Section 302A.521) for a complete statement of such indemnification rights. The Company's Amended and Restated Articles of Incorporation also require the Company to provide indemnification of these persons to the fullest extent of the Minnesota indemnification statute.

     The Company has entered into an indemnification agreement with each of its directors and executive officers to provide him or her with specific contractual assurances that the indemnification protection provided by the Minnesota Business Corporation Act and the Company's Amended and Restated Articles of Incorporation will be available to such director or officer and to provide for the indemnification of and the advancing of expenses to such director or officer to the fullest extent permitted by law. The Company also presently maintains insurance to protect itself and its directors and officers against certain liabilities, costs, and expenses arising out of claims or suits against such directors and officers resulting from their service in such capacity.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     Contemporaneously with the closing of this offering, the Company will grant the four non-employee directors and 101 employees of the Company and DCSI options to purchase an aggregate of 332,500 shares of the Company's Common Stock, which options are exercisable at the initial public offering price shown on the cover page of the Prospectus. The Company believes that the grant of these options are exempt from registration under the Securities Act because no sale of securities occurred. Additionally, in connection with the acquisition of DCSI the Company issued 200,000 shares of Common Stock to four former stockholders of DCSI, each of whom is an accredited investor. The Company believes the sale of these shares is exempt from registration under Section 4(2) of the Securities Act.


ITEM 16. EXHIBITS.

     (a) Exhibits.


 1.1*    Form of Underwriting Agreement.
 3.1*    Amended and Restated Articles of Incorporation of
         Registrant.
 3.2*    Restated Bylaws of Registrant.
 4.1     Specimen Common Stock Certificate.
 5.1     Opinion of Messerli & Kramer P.A.
10.1*    Employee Stock Purchase Plan.
10.2*    Incentive Compensation Plan.
10.3*    Credit Agreement with Norwest Bank Minnesota, N.A.
10.4*    Form of Indemnification Agreement.
10.5     Lease Agreement with Washington Avenue L.L.P.
10.6     Deferred Compensation with Stanley I. Clothier.
10.7     Agreement and Plan of Reorganization with Direct Connect
         Systems, Inc. (excluding schedules and Exhibits which the
         Company will provide to the Commission upon request).
16.1     Letter from Hansen, Jergenson Nergaard & Co., LLP, regarding change in certifying accountant.
23.1     Consent of PricewaterhouseCoopers LLP.
23.2     Consent of Hansen, Jergenson, Nergaard & Co., LLP.
23.3     Consent of Messerli & Kramer P.A. (included in Exhibit 5.1).
24.1*    Power of Attorney (included in signature page).
27.1     Financial Data Schedule (Edgar filing only).


------------

* previously filed as part of the Registration Statement


     (b) Financial Statement Schedule


       Report of Independent Accountants on Financial Statement Schedule.



       Schedule II -- Valuation and Qualifying Accounts.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 15, 1998.


                                          DATALINK CORPORATION

                                          By:      /s/ GREG R. MELAND
                                            ------------------------------------
                                                       Greg R. Meland
                                               President and Chief Executive
                                                           Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS, IN THE CAPACITIES AND ON THE DATES STATED.



                  SIGNATURE                                       TITLE                          DATE
                  ---------                                       -----                          ----

             /s/ GREG R. MELAND                  President and Chief Executive Officer       July 15, 1998
---------------------------------------------    and Director (Principal Executive
               Greg R. Meland                    Officer)

            /s/ ROBERT D. DEVERE                 Chief Financial Officer (Principal          July 15, 1998
---------------------------------------------    Financial and Accounting Officer)
              Robert D. DeVere

             /s/ GREG R. MELAND                  Director                                    July 15, 1998
---------------------------------------------
              Robert M. Price*

             /s/ GREG R. MELAND                  Director                                    July 15, 1998
---------------------------------------------
              James E. Ousley*

             /s/ GREG R. MELAND                  Director                                    July 15, 1998
---------------------------------------------
             Margaret A. Loftus*

             /s/ GREG R. MELAND                  Director                                    July 15, 1998
---------------------------------------------
               Paul F. Lidsky*



* Signed by Greg R. Meland as attorney-in-fact pursuant to a power of attorney dated June 3, 1998, included in Exhibit 24.1 of the Registration Statement.

                               INDEX TO EXHIBITS


EXHIBIT NUMBER                            DESCRIPTION                             PAGE NO.
--------------                            -----------                             --------
      1.1*        Form of Underwriting Agreement..............................
      3.1*        Amended and Restated Articles of Incorporation of
                  Registrant..................................................
      3.2*        Restated Bylaws of Registrant...............................
     4.1          Specimen Common Stock Certificate...........................
      5.1         Opinion of Messerli & Kramer P.A. ..........................
     10.1*        Employee Stock Purchase Plan................................
     10.2*        Incentive Compensation Plan.................................
     10.3*        Credit Agreement with Norwest Bank Minnesota, N.A. .........
     10.4*        Form of Indemnification Agreement...........................
     10.5         Lease Agreement with Washington Avenue L.L.P. ..............
     10.6         Deferred Compensation Agreement with Stanley I. Clothier....
     10.7         Agreement and Plan of Reorganization with Direct Connect
                  Systems, Inc. (excluding Schedules and Exhibits which the
                  Registrant will provide to the Commission upon request). ...
     16.1         Letter from Hansen, Jergenson, Nergaard & Co., LLP,
                  regarding change in certifying accountant...................
     23.1         Consent of PricewaterhouseCoopers LLP.......................
     23.2         Consent of Hansen, Jergenson, Nergaard & Co., LLP ..........
     23.3         Consent of Messerli & Kramer P.A. (included in Exhibit
                  5.1)........................................................
     24.1*        Power of Attorney (included in signature page)..............
     27.1         Financial Data Schedule (Edgar filing only).................


------------

* previously filed as part of the Registration Statement

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

     In connection with our audits of the financial statements of Datalink Corporation as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, which financial statements are included in the Prospectus, we have audited the financial statement schedule listed in Item 16(b) herein.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material aspects, the information required to be included therein.


                                          /s/ PricewaterhouseCoopers LLP


Minneapolis, Minnesota
February 25, 1998, except as
  to the first paragraph of

  Note 5 and Note 11, as to


  which the date is June 2, 1998


  and Note 12, as to which


  the date is July 15, 1998

                              DATALINK CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                            BALANCE AT                                BALANCE AT
                                                           BEGINNING OF                    (1)          END OF
                      DESCRIPTION                             PERIOD       ADDITIONS    DEDUCTIONS      PERIOD
-------------------------------------------------------    ------------    ---------    ----------    ----------
Allowance for Doubtful Accounts................    1995      $ 60,000      $ 11,034      $ 26,034      $ 45,000
                                                   1996        45,000        69,109        54,109        60,000
                                                   1997        60,000        27,235        27,235        60,000
Allowance for Inventory Obsolescence...........    1995      $ 15,000      $113,713      $118,713      $ 10,000
                                                   1996        10,000       181,661        91,661       100,000
                                                   1997       100,000            --        75,000        25,000

------------
(1) Deductions reflect write-offs of customer accounts receivable, net of recoveries or disposals of inventories, net of obsolescence reserve adjustments.

                                       S-2